Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q3 and 9M 2016 Condensed Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures[1]	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc2	USD m	USD m	USD	cc2
Net sales to third parties from continuing operations	12 126	12 265	-1	-1	36 196	36 894	-2	0
Divisional operating income from continuing operations	2 324	2 317	0	1	7 134	7 577	-6	-1
Corporate income & expense, net from continuing operations	-55	-83	34	9	-321	-277	-16	-34
Operating income from continuing operations	2 269	2 234	2	1	6 813	7 300	-7	-3
As % of net sales	18.7	18.2			18.8	19.8
Income from associated companies	217	120	81	81	547	256	114	112
Interest expense	-174	-154	-13	-15	-539	-497	-8	-11
Other financial income and expense	-38	-31	-23	31	-82	-56	-46	-12
Taxes	-329	-357	8	5	-977	-1 029	5	1
Net income from continuing operations	1 945	1 812	7	7	5 762	5 974	-4	1
Net income from discontinued operations[3]		83	nm	nm		10 764	nm	nm
Net income[3]	1 945	1 895	3	3	5 762	16 738	-66	-64
Basic EPS from continuing operations (USD)	0.81	0.75	8	8	2.42	2.48	-2	2
Basic EPS from discontinued operations (USD)[3]		0.04	nm	nm		4.46	nm	nm
Total basic EPS (USD)[3]	0.81	0.79	3	4	2.42	6.94	-65	-64
Free cash flow from continuing operations[2]	2 591	2 788	-7		6 479	6 317	3
Core[2]
Core operating income from continuing operations	3 381	3 489	-3	-3	9 974	10 733	-7	-4
As % of net sales	27.9	28.4			27.6	29.1
Core net income from continuing operations	2 938	3 061	-4	-4	8 656	9 334	-7	-4
Core net loss from discontinued operations		-66	nm	nm		-208	nm	nm
Core net income	2 938	2 995	-2	-2	8 656	9 126	-5	-2
Core basic EPS from continuing operations (USD)	1.23	1.27	-3	-3	3.63	3.87	-6	-3
Core basic EPS from discontinued operations (USD)		-0.03	nm	nm		-0.09	nm	nm
Total core basic earnings per share (USD)	1.23	1.24	-1	-1	3.63	3.78	-4	-1
nm = not meaningful

On January 27, 2016, Novartis announced plans to further focus our divisions, integrating businesses that share therapeutic areas to better leverage our development and marketing capabilities. These plans included the transfer of the Ophthalmic Pharmaceuticals franchise from the Alcon Division to the Innovative Medicines Division (formerly named the Pharmaceuticals Division), and the transfer of selected mature products from the Innovative Medicines Division to the Sandoz Division. Operationally, these transfers were completed as of April 1, 2016. The centralization of manufacturing and integration of some drug development functions, also announced on January 27, 2016, were completed as of July 1, 2016.

In compliance with International Financial Reporting Standards (IFRS), Novartis updated its segment financials to reflect these transfers, both for the current and prior year, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016 to 2015 reflect this new divisional structure.

In addition, in 2015, Novartis completed a series of portfolio transformation transactions, including the acquisition of oncology assets from GSK and a 36.5% interest in GSK Consumer Healthcare Holdings Ltd., and the divestment of its Vaccines and Animal Health businesses. To reflect these transactions, Novartis reported the Group’s financial results in 2015 as “continuing operations” and “discontinued operations.” All comparisons from 2016 to 2015 are versus continuing operations, unless otherwise noted. See page 38 for a full explanation.

1 Continuing and discontinued operations are defined on page 38. In the prior-year quarter, net income from discontinued operations and net income of the Group include exceptional divestment gains.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 46. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
3 9M 2015 included USD 12.8 billion of exceptional pre-tax divestment gains from the portfolio transformation transactions and USD 0.5 billion of additional pre-tax transaction related expenses.

Third quarter

Net sales
Net sales were USD 12.1 billion (-1%, -1% cc) in the third quarter, as volume growth of 5 percentage points was more than offset by the negative impact of generic competition (-4 percentage points) and pricing (-2 percentage points). Growth Products1 contributed USD 4.3 billion or 36% of net sales, up 20% (USD) over the prior-year quarter.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of USD 55 million, compared to USD 83 million in the prior-year quarter. This improvement was mainly due to higher net realized gains from the Novartis Venture Fund.

Operating income
Operating income was USD 2.3 billion (+2%, +1% cc). Operating income margin in constant currencies increased 0.3 percentage points; currency had a positive impact of 0.2 percentage points, resulting in a net increase of 0.5 percentage points in US dollar terms to 18.7% of net sales.

Core adjustments amounted to USD 1.1 billion (2015: USD 1.3 billion), broadly in line with the prior-year quarter.

Excluding these items, core operating income was USD 3.4 billion (-3%, -3% cc). Core operating income margin in constant currencies decreased 0.6 percentage points, mainly due to investments behind new launches and the Alcon growth plan, partially offset by productivity improvements. Currency had a positive impact of 0.1 percentage points, resulting in a net decrease of 0.5 percentage points in US dollar terms to 27.9% of net sales.

Income from associated companies
Income from associated companies amounted to USD 217 million, compared to USD 120 million in the prior-year quarter. The increase was mainly due to income of USD 91 million from our investment in GSK Consumer Healthcare Holdings Ltd., compared to a loss of USD 3 million recorded in the prior-year quarter. The income contribution from Roche Holding AG (Roche) is broadly in line with the prior-year quarter.

Core income from associated companies increased to USD 295 million from USD 280 million in the prior-year quarter, on account of higher core income contribution from both GSK Consumer Healthcare Holdings Ltd. and Roche.

Interest expense and other financial income/expense
Interest expense increased to USD 174 million from USD 154 million in the prior-year quarter due to higher outstanding debt.

Other financial income and expense amounted to an expense of USD 38 million, broadly in line with the prior-year quarter expense of USD 31 million.

Taxes
The tax rate decreased to 14.5% from 16.5% in the prior-year quarter, mainly as a result of an adjustment in the prior-year quarter to reflect the change in estimate of the expected full-year tax rate.

The core tax rate decreased to 15.2% from 15.7% in the prior-year period, mainly as a result of the adjustment in the prior-year quarter to reflect the change in estimate of the expected full-year tax rate.

Net income and EPS
Net income was USD 1.9 billion (+7%, +7% cc), up more than operating income mainly due to higher income from associated companies.

EPS was USD 0.81 (+8%, +8% cc), up more than net income due to a reduction in the number of shares outstanding.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Core net income was USD 2.9 billion (-4%, -4% cc), broadly in line with core operating income.

Core EPS was USD 1.23 (-3%, -3% cc), down less than core net income due to a reduction in the number of shares outstanding.

Total Group
For the total Group, net income amounted to USD 1.9 billion, broadly in line with the prior-year quarter, and basic earnings per share was USD 0.81.

Total Group free cash flow amounted to USD 2.6 billion, compared to USD 2.8 billion in the prior-year quarter.

Nine months

Net sales
Net sales were USD 36.2 billion (-2%, 0% cc) in the first nine months. Growth Products contributed USD 12.5 billion or 35% of net sales, up 21% (USD) over the prior-year period.

Corporate income and expense, net
Corporate income and expense amounted to an expense of USD 321 million compared to USD 277 million in the prior-year period, mainly due to lower net contributions from the Novartis Venture Fund and costs related to the execution of the initiatives announced on January 27, 2016 to further focus the divisions, centralize manufacturing and integrate some drug development functions.

Operating income
Operating income was USD 6.8 billion (-7%, -3% cc). Operating income margin in constant currencies decreased 0.5 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 1.0 percentage points to 18.8% of net sales.

Core adjustments amounted to USD 3.2 billion (2015: USD 3.4 billion), broadly in line with the prior-year period.

Excluding these items, core operating income was USD 10.0 billion (-7%, -4% cc). Core operating income margin in constant currencies decreased 1.2 percentage points, mainly due to the loss of exclusivity on Gleevec, investments behind new launches and the Alcon growth plan. Currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.5 percentage points to 27.6% of net sales.

Income from associated companies
Income from associated companies increased to USD 547 million, compared to USD 256 million in the prior-year period. The increase was mainly due to income recognized from our investment in GSK Consumer Healthcare Holdings Ltd. of USD 198 million compared to a loss of USD 3 million recognized in the prior-year period. The 2016 income contribution from GSK Consumer Healthcare Holdings Ltd. includes a negative adjustment of USD 22 million recorded in the second quarter upon the issuance of 2015 actual results.

In addition, in the first nine months of 2016, we recognized an income of USD 344 million from our investment in Roche, which reflected our estimated share of income for the first nine months of 2016 of USD 412 million partly offset by the adjustment for 2015 actual results. The higher contribution from Roche in the first nine months of 2016 was due to a smaller adjustment recognized upon publication of 2015 actual results by Roche compared to the adjustment recorded in the prior-year period upon publication of the 2014 actual results.

Core income from associated companies increased to USD 854 million from USD 738 million in the prior-year period. The increase was due to a higher contribution from GSK Consumer Healthcare Holdings Ltd., which accounted for USD 282 million in the first nine months of 2016 compared to USD 160 million in prior-year period. The increase was partially offset by a slight decrease in the core income contribution from Roche to USD 567 million, compared to USD 577 million in the prior-year period.

Interest expense and other financial income/expense
Interest expense increased to USD 539 million from USD 497 million in the prior-year period due to higher outstanding debt.

Other financial income and expense amounted to an expense of USD 82 million compared to an expense of USD 56 million in the prior-year period, mainly due to higher currency losses in the first nine months of 2016.

Taxes
The tax rate decreased to 14.5% from 14.7% in the prior-year period, mainly as a result of a change in profit mix between jurisdictions with different tax rates.

The core tax rate increased to 15.2% from 15.0% in the prior-year period, mainly due to core profits in jurisdictions with higher tax rates.

Net income and EPS
Net income was USD 5.8 billion (-4%, +1% cc), with the increase relative to the operating income decline due to higher income from associated companies.

EPS was USD 2.42 (-2%, +2% cc), up more than net income due to a reduction in the number of shares outstanding.

Core net income was USD 8.7 billion (-7%, -4% cc), in line with core operating income.

Core EPS was USD 3.63 (-6%, -3% cc), down less than core net income due to a reduction in the number of shares outstanding.

Total Group
For the total Group, net income amounted to USD 5.8 billion compared to USD 16.7 billion in the prior-year period, and basic earnings per share decreased to USD 2.42 from USD 6.94. The prior-year period benefitted from the net income from discontinued operations, which included USD 12.8 billion of exceptional pre-tax divestment gains from the portfolio transformation transactions and USD 0.5 billion of additional pre-tax transaction related expenses.

Total Group free cash flow amounted to USD 6.5 billion, compared to USD 6.0 billion in the first nine months of 2015.

Innovative Medicines
	Q3 2016	Q3 2015	[1]	% change		9M 2016	9M 2015	[1]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	8 173	8 254		-1	-1	24 289	24 847		-2	0
Operating income	2 020	1 872		8	9	6 066	6 316		-4	0
As % of net sales	24.7	22.7				25.0	25.4
Core operating income	2 676	2 724		-2	-1	7 947	8 451		-6	-2
As % of net sales	32.7	33.0				32.7	34.0

The Innovative Medicines Division (formerly named the Pharmaceuticals Division) is comprised of two business units (BUs): Novartis Pharmaceuticals and Novartis Oncology.2

Following the new divisional structure announced on January 27, 2016, results from the Innovative Medicines Division in 2016 and 2015 include the Ophthalmic Pharmaceuticals products transferred in from the Alcon Division, and exclude the selected mature products transferred out to Sandoz.

Third quarter

Net sales
Net sales were USD 8.2 billion (-1%, -1% cc) in the third quarter. Volume contributed 5 percentage points to sales growth. Generic competition had a negative impact of 5 percentage points and pricing had a negative impact of 1 percentage point, both largely due to Gleevec/Glivec genericization in the US. Growth Products3 grew 21% (cc) to USD 3.8 billion, or 46% of division net sales.

Regionally, Europe sales (USD 2.8 billion, +6% cc) grew, mainly driven by Cosentyx, Tafinlar + Mekinist and Jakavi. US sales (USD 2.7 billion, -11% cc) declined due to generic competition, largely for Gleevec/Glivec, which offset the strong performance of Growth Products. Japan sales (USD 0.6 billion, -11% cc) declined, mainly due to the divestment of 14 Established Medicines brands in March and to generic impact for Exforge and Diovan, as well as competition for Lucentis. Emerging Growth Markets sales increased 9% (cc) to USD 2.1 billion.

Novartis Pharmaceuticals BU sales were USD 4.9 billion (+3% cc). Ophthalmology sales were flat; the continued decline in Lucentis (USD 456 million, -4% cc) due to competition was offset by other Ophthalmology products. In Neuroscience, Gilenya (USD 790 million, +15% cc) saw double-digit growth in most markets, which offset Exelon/Exelon Patch (USD 104 million, -33% cc) sales decline due to generic competition. Immunology and Dermatology sales increased 39% (cc) to USD 770 million, and were underpinned by continued uptake of Cosentyx (USD 301 million) in US and Europe. Respiratory performance was driven by continued growth of Xolair (USD 215 million, +19% cc) and solid growth of COPD4 portfolio (USD 169 million, +18% cc). Cardio-Metabolic continued to grow, driven by Galvus (USD 306 million, +6% cc), as well as Entresto (USD 53 million), which saw increased penetration in the US and new launches.

Novartis Oncology BU sales were USD 3.2 billion (-6% cc; +7% cc excluding Gleevec/Glivec genericization impact). The sales decline was driven by Gleevec/Glivec (USD 834 million, -30% cc) generic impact in the US, partially offset by Growth Products including Promacta/Revolade (USD 168 million, +44% cc), Jakavi (USD 149 million, +47% cc), Tafinlar + Mekinist (USD 172 million, +29% cc), Tasigna (USD 441 million, +8% cc) and Votrient (USD 183 million, +9% cc).

Operating income
Operating income was USD 2.0 billion (+8%, +9% cc). Core adjustments totaled USD 656 million, including USD 612 million for amortization of intangible assets, mainly related to the acquired assets in Oncology and Ophthalmology. Prior-year core adjustments were USD 852 million.

1 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.
2 See Note 5 to the Condensed Interim Financial Report for a complete description of the segment.
3 Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020.
4 Our chronic obstructive pulmonary disease (COPD) portfolio consists of Ultibro Breezhaler/Utibron Neohaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler/Seebri Neohaler.

Core operating income was USD 2.7 billion (-2%, -1% cc). Core operating income margin in constant currencies was flat; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.3 percentage points to 32.7% of net sales.

Core gross margin as a percentage of net sales increased by 1.0 percentage points (cc), mainly due to productivity improvements and higher other revenues. Core R&D expenses decreased by 0.6 percentage points (cc), mainly reflecting continued productivity efforts. Core M&S expenses increased by 0.1 percentage points (cc), as launch investments were offset by productivity improvements. Core G&A expenses increased by 0.2 percentage points (cc), and core Other Income and Expense, net decreased the margin by 1.3 percentage points (cc), mainly due to the release of launch provisions in 2015.

Nine months

Net sales
Innovative Medicines delivered net sales of USD 24.3 billion (-2%, 0% cc) in the first nine months, as volume growth (+6 percentage points) was fully offset by the impact of generic competition (-6 percentage points). Pricing impact was negligible.

Europe sales (USD 8.4 billion, +8% cc) grew, while the US performance (USD 8.1 billion, -9% cc) was impacted by generic competition. Japan sales (USD 1.9 billion, -10% cc) declined, mainly due to generic competition and divestments. Emerging Growth Markets sales increased 6% (cc) to USD 6.1 billion.

Operating income
Operating income was USD 6.1 billion (-4%, 0% cc) for the first nine months. Core adjustments amounted to USD 1.9 billion, mainly due to USD 1.8 billion of amortization of intangible assets. Prior-year core adjustments were USD 2.1 billion.

Core operating income was USD 7.9 billion (-6%, -2% cc). Core operating income margin in constant currencies decreased by 0.7 percentage points, mainly due to launch investments for Entresto and Cosentyx, partially offset by productivity improvements; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.3 percentage points to 32.7% of net sales.

Core gross margin as a percentage of net sales decreased by 0.6 percentage points (cc), mainly due to higher production costs. Core R&D expenses decreased by 0.4 percentage points (cc). Core M&S expenses increased by 0.6 percentage points (cc), largely due to launch investments, while core G&A remained flat. Core Other Income and Expense, net increased the margin by 0.1 percentage points (cc).

Innovative Medicines product review

All comments below focus on third quarter movements in constant currencies.

ONCOLOGY BUSINESS UNIT
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	834	1 185	-30	-30	2 559	3 439	-26	-25
Tasigna	441	416	6	8	1 281	1 200	7	10
Subtotal Bcr-Abl portfolio	1 275	1 601	-20	-20	3 840	4 639	-17	-16
Sandostatin	413	419	-1	0	1 238	1 217	2	4
Afinitor/Votubia	393	414	-5	-5	1125	1 225	-8	-7
Exjade/Jadenu	242	213	14	14	719	669	7	9
Votrient	183	167	10	9	537	389	nm	nm
Tafinlar + Mekinist[1]	172	135	27	29	494	306	nm	nm
Promacta/Revolade	168	117	44	44	457	269	nm	nm
Jakavi	149	103	45	47	419	291	44	47
Zykadia	21	21	0	-4	69	55	25	25
Other	219	259	-15	-15	685	725	-6	-4
Total Oncology Business Unit	3 235	3 449	-6	-6	9 583	9 785	-2	0
1 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Our Bcr-Abl portfolio, consisting of Tasigna and Gleevec/Glivec, generated sales of USD 1.3 billion (-20% cc) in the third quarter.

Tasigna (USD 441 million, +8% cc) showed solid growth in the third quarter, driven by Europe and other markets, despite the entry of multiple generic versions of Gleevec/Glivec in the US in the third quarter. Tasigna is approved for the treatment of adult patients newly diagnosed with Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) in the chronic phase, and is also approved for the treatment of adult patients with Ph+ CML in the chronic or accelerated phase who are resistant or intolerant to at least one prior therapy including Gleevec/Glivec.

Gleevec/Glivec (USD 834 million, -30% cc) declined, driven by the US, where multiple generic versions have entered the market. Gleevec/Glivec is approved in more than 110 countries for the treatment of adult patients in all phases of Ph+ CML, for the treatment of patients with KIT (CD117)-positive gastrointestinal tumors (KIT+ GIST), which cannot be surgically removed and/or have metastasized, and for the treatment of adult patients following complete surgical removal of KIT+ GIST. Not all indications are available in every country.

Afinitor/Votubia (USD 393 million, -5% cc) declined due to new treatment options for advanced breast cancer (aBC) and advanced renal cell carcinoma (aRCC) in the US, partially offset by expansion in other indications, such as neuroendocrine tumors (NET) of gastrointestinal (GI) or lung origin. Afinitor is approved in combination with exemestane for the treatment of patients with HR+/HER2 negative aBC after failure with a non-steroidal aromatase inhibitor, for aRCC following VEGF-targeted therapy (in the US, specifically following sunitinib and sorafenib), for locally advanced, metastatic or unresectable progressive pancreatic NET, and for the treatment of advanced, progressive, well-differentiated, nonfunctional GI or lung NET. Afinitor is also approved for treatment of patients with subependymal giant cell astrocytoma and renal angiomyolipoma associated with tuberous sclerosis complex. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Sandostatin (USD 413 million, 0% cc) sales were in line with the prior-year quarter. Sandostatin is a somatostatin analogue indicated for the treatment of acromegaly and NET. In NET, it is used for patients with symptoms of carcinoid syndrome from gastro-entero-pancreatic NET as well as for tumor control in patients with advanced NET of the midgut or unknown primary tumor location.

Exjade/Jadenu (USD 242 million, +14% cc) performance was driven by the continued uptake of Jadenu in the US. Exjade is a once-daily dispersible tablet for chronic transfusional iron overload, as well as for chronic iron overload in patients with non-transfusion-dependent thalassemia. Jadenu, an oral film-coated tablet formulation that can be swallowed whole, is approved in the US, Canada and other markets for the same indications as Exjade. In the EU, the new oral formulation was approved as Exjade Film-Coated Tablet in March 2016 with countries launching as of October 2016. Regulatory applications for Jadenu have been submitted in Switzerland and many other countries worldwide.

Votrient (USD 183 million, +9% cc) grew in all major markets. Votrient is a small molecule tyrosine kinase inhibitor (TKI) that targets a number of intracellular proteins to limit tumor growth and cell survival, which is approved in the US for the treatment of patients with aRCC, and in the EU for first-line treatment of adult patients with aRCC as well as patients who have received prior cytokine therapy for advanced disease. Votrient is also indicated for the treatment of patients with selective subtypes of advanced soft tissue sarcoma who have received prior chemotherapy or have progressed within 12 months after neoadjuvant therapy.

Tafinlar + Mekinist (USD 172 million, +29% cc) performance was driven by strong growth in Europe. Tafinlar + Mekinist is the first combination of its kind for the treatment of patients with BRAF V600E/K mutation-positive unresectable or metastatic melanoma, as detected by a validated test. It is also the first combination of BRAF and MEK inhibitors to report three years of follow-up survival data in a Phase III study in BRAF V600+ unresectable or metastatic melanoma patients. Tafinlar and Mekinist are also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 60 and 35 countries worldwide, respectively. In addition, both Tafinlar monotherapy and the Tafinlar + Mekinist combination have FDA Breakthrough Therapy designation in BRAF mutant non-small cell lung cancer (NSCLC).

Promacta/Revolade (USD 168 million, +44% cc) grew at a strong double-digit rate, driven by continued worldwide uptake as well as growth of the thrombopoietin (TPO) class for chronic immune (idiopathic) thrombocytopenic purpura (ITP). It is the only approved once-daily oral TPO receptor agonist and the only TPO receptor agonist with multiple indications in different disease states. It is approved in more than 100 countries for the treatment of thrombocytopenia in adult patients with chronic ITP who have had an inadequate response or are intolerant to other treatments. In the US and EU, Promacta/Revolade is approved for patients one year and older with chronic ITP who have had an insufficient response to other treatments. It is also approved in 45 countries for the treatment of patients with severe aplastic anemia who are refractory to other treatments, and in more than 50 countries for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy.

Jakavi (USD 149 million, +47% cc), an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases, experienced continued strong growth driven by patient gains in the myelofibrosis (MF) indication globally and the launch of the polycythemia vera (PV) indication in key markets. It is the first and only JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary MF (also known as chronic idiopathic MF), post-polycythemia vera MF or post-essential thrombocythemia MF. Jakavi is currently approved in 101 countries for the MF indication, including EU countries, Japan and Canada. More than 65 countries have approved Jakavi for the treatment of adult patients with PV who are resistant to or intolerant of hydroxyurea, including EU countries, Switzerland, Canada and Japan, and regulatory applications have been submitted in other countries. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the areas of oncology, hematology and graft-versus-host disease outside the US. Ruxolitinib is marketed in the US by Incyte under the brand name Jakafi®.

Zykadia (USD 21 million, -4% cc), an oral, selective inhibitor of anaplastic lymphoma kinase (ALK) for ALK+ NSCLC, was impacted by competition in the US. Zykadia is approved in more than 50 countries worldwide. In the US, it was granted accelerated approval for the treatment of patients with ALK+ metastatic NSCLC who have progressed on or are intolerant to crizotinib. The EC also provided conditional marketing authorization for Zykadia as a treatment for adult patients with ALK+ advanced NSCLC previously treated with crizotinib. Both US and EU approvals are contingent on further verification of clinical benefit in ongoing studies. Additional regulatory reviews for Zykadia are underway worldwide.

PHARMACEUTICALS BUSINESS UNIT

OPHTHALMOLOGY
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	456	485	-6	-4	1 383	1 561	-11	-8
Travoprost Group	151	161	-6	-8	458	481	-5	-4
Topical Olopatadine Group	81	77	5	3	280	386	-27	-27
Systane Group	96	92	4	7	277	289	-4	0
Other	586	558	5	5	1 746	1 815	-4	-2
Total Ophthalmology	1 370	1 373	0	0	4 144	4 532	-9	-6

Lucentis (USD 456 million, -4% cc) sales were impacted by competitive pressures. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. The Lucentis pre-filled syringe has now launched in 26 countries. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product ex-US. Genentech holds the rights to commercialize Lucentis in the US.

Travoprost Group (USD 151 million, -8% cc), including Travatan, TravatanZ and DuoTrav, is indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or who have ocular hypertension. Sales for the Travoprost Group declined due to increased competition from branded generics. Single agent travoprost products (Travatan, TravatanZ, Travatan BAK-Free and Izba) are prescribed as first-line agents and are marketed in more than 140 countries, including the US, EU countries, Canada and China. DuoTrav (travoprost and timolol) is a fixed-dose combination solution approved as a second-line treatment and currently marketed in more than 140 countries, including the EU countries, Canada and China.

Topical Olopatadine Group (USD 81 million, +3% cc), which includes Patanol, Pataday and Pazeo, grew driven by strong performance in Japan. Patanol generic impact in the US was offset by seasonal shipment phasing and higher uptake of Pazeo, which was launched in 2015. Patanol, Pataday and Pazeo are olopatadine hydrochloride ophthalmic solutions of different concentrations that are approved to treat the signs and symptoms of allergic conjunctivitis (Patanol), as well as ocular itching associated with allergic conjunctivitis (Pataday and Pazeo). Olopatadine products are marketed in more than 100 countries, including the US, EU countries, Canada and China.

Systane Group (USD 96 million, +7% cc) growth was driven by improved performance in emerging markets and targeted direct to customer investment in the developed markets. The Systane portfolio is a comprehensive offering of ocular health solutions, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes products for daily and nighttime relief, as well as products for everyday lid hygiene, and for discomfort associated with contact lens wear. Systane Ultra is sold in more than 90 countries, including the US, Canada, EU countries, Latin America and Asia. Systane Balance is sold in more than 65 countries. Systane Hydration, a novel combination that includes hyaluronic acid, is sold in more than 35 countries across Europe, Canada and Australia.

NEUROSCIENCE
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	790	696	14	15	2 299	2 034	13	15
Exelon/Exelon Patch	104	152	-32	-33	330	593	-44	-44
Other	30	41	-27	-28	94	111	-15	-15
Total Neuroscience	924	889	4	5	2 723	2 738	-1	1

Gilenya (USD 790 million, +15% cc), the first once-daily oral therapy to treat relapsing forms of multiple sclerosis (RMS), continued to grow double-digit, mainly due to volume growth. Gilenya is approved in over 80 countries. Gilenya has been used to treat approximately 160,000 patients in both clinical trials and the post-marketing setting, with the total patient exposure now at approximately 368,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma.

Exelon/Exelon Patch (USD 104 million, -33% cc) declined due to generic competition for Exelon Patch in the US and EU. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia (AD) in more than 85 countries, and severe AD in 14 countries, including the US. Exelon Patch is also indicated for the treatment of Parkinson’s disease dementia in more than 20 countries.

IMMUNOLOGY and DERMATOLOGY (I and D)1
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cosentyx	301	88	nm	nm	737	140	nm	nm
Neoral/Sandimmun(e)	130	135	-4	-5	389	426	-9	-8
Zortress/Certican	101	85	19	18	294	246	20	22
Myfortic	97	127	-24	-19	292	326	-10	-4
Ilaris	73	57	28	29	208	173	20	22
Other	41	41	0	11	126	122	3	6
Total I and D (excl. everolimus stent drug)	743	533	39	41	2 046	1 433	43	45
Everolimus stent drug	27	26	4	-2	78	76	3	2
Total I and D	770	559	38	39	2 124	1 509	41	43
1 Xolair sales for all indications are reported in the Respiratory franchise nm = not meaningful

Cosentyx (USD 301 million) continued to show strong growth in the third quarter. Launched in February 2015, Cosentyx has been used to treat more than 50,000 patients in a post-marketing setting to date. Cosentyx is the only fully human monoclonal antibody that selectively neutralizes circulating interleukin-17A (IL-17A) and is approved to treat psoriasis, ankylosing spondylitis (AS) and psoriatic arthritis (PsA). In clinical trials, Cosentyx has shown superiority over Enbrel® and Stelara®, providing rapid and sustainable efficacy for patients with psoriasis. In January 2015, Cosentyx became the first IL-17A inhibitor and biologic approved in the EU as a first-line systemic treatment of moderate-to-severe plaque psoriasis in adult patients, and in the US as a treatment for moderate-to-severe plaque psoriasis in adult patients who are candidates for systemic therapy or phototherapy. Cosentyx is approved for the treatment of moderate-to-severe plaque psoriasis in over 65 countries to date, including the US, EU countries, Switzerland, Canada and Australia. Cosentyx is also approved in more than 50 countries for the treatment of adults with AS and PsA, including the US, EU countries, Canada and Australia. In Japan, Cosentyx is approved for the treatment of moderate-to-severe plaque psoriasis, pustular psoriasis and PsA.

Xolair continued its strong growth globally and is currently approved in over 80 countries, including the EU and Switzerland, as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU), for which it is approved in the US, Canada and Australia. Xolair has now been launched for CSU/CIU in over 40 countries, including the US, Switzerland, Canada and several EU countries. Xolair as a treatment for moderate-to-severe or severe persistent allergic asthma (SAA) is addressed below in the Respiratory section, and all Xolair sales are booked in the Respiratory franchise. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

Neoral/Sandimmun(e) (USD 130 million, -5% cc) is an immunosuppressant to prevent organ rejection following a kidney, liver, heart or lung transplant. It is also indicated for the treatment of selected autoimmune disorders, such as psoriasis and rheumatoid arthritis. Although sales are declining as expected due to generic competition and mandatory price reductions, most notably in the US, Europe and Japan, the decrease is not as rapid as has been the case in other therapeutic areas, due to the special characteristics of the solid organ transplant market.

Zortress/Certican (USD 101 million, +18% cc), available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to show growth. It is also approved for liver transplant patients in over 70 countries, including EU countries and the US. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Myfortic (USD 97 million, -19% cc), a transplantation medicine, declined due to loss of exclusivity in several markets. Myfortic continued to grow in geographies where generic competition has not yet begun.

Ilaris (USD 73 million, +29% cc) continued to grow as a treatment for adults and children with cryopyrin-associated periodic syndrome (CAPS), for which it is approved in more than 70 countries. Ilaris is also approved for the treatment of active systemic juvenile idiopathic arthritis (SJIA) – an important growth driver for the product – in the US, EU and other countries, and is also available for the symptomatic treatment of refractory acute gouty arthritis in the EU. In the third quarter, the European Commission approved a license extension for Ilaris to treat patients with Adult-Onset Still’s Disease, and the FDA approved Ilaris for three rare and distinct types of Periodic Fever Syndromes, also known as Hereditary Periodic Fevers.

RESPIRATORY
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Ultibro Breezhaler	95	66	44	38	273	184	48	46
Seebri Breezhaler	37	38	-3	-2	111	113	-2	1
Onbrez Breezhaler/Arcapta Neohaler	37	38	-3	3	107	128	-16	-11
COPD portfolio	169	142	19	18	491	425	16	17
Xolair[1]	215	184	17	19	619	558	11	15
Other	6	2	200	226	23	28	-18	-4
Total Respiratory	390	328	19	20	1 133	1 011	12	15
1 Revenue, which is ex-US only, reflects Xolair sales for all indications (including CSU/CIU, which is managed by the Immunology and Dermatology franchise)

The COPD portfolio, which consists of Ultibro Breezhaler/Utibron Neohaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler/Seebri Neohaler, grew 18% (cc) to USD 169 million. All three products in the COPD portfolio are delivered via the low-resistance Breezhaler/Neohaler inhalation device.

Ultibro Breezhaler/Utibron Neohaler (USD 95 million, +38% cc), a LABA/LAMA, continued to grow strongly, fuelled by the FLAME study positive results, as a first-in-class dual bronchodilator in over 90 countries (including Japan and EU countries). Ultibro Breezhaler is a once-daily fixed-dose combination of indacaterol and glycopyrronium bromide, and in the EU is indicated as a maintenance bronchodilator treatment to relieve symptoms in adult patients with COPD. Utibron Neohaler was approved in the US in October 2015 as a twice-daily dual combination of indacaterol and glycopyrrolate for the long-term maintenance treatment of airflow obstruction in patients with COPD, including chronic bronchitis and/or emphysema.

Seebri Breezhaler/Seebri Neohaler (USD 37 million, -2% cc), an inhaled LAMA, slightly declined due in part to a focus of resources on Ultibro Breezhaler. Indicated as a once-daily maintenance bronchodilator treatment to relieve symptoms of patients with COPD, Seebri Breezhaler is approved in over 90 countries. Seebri Neohaler was approved in the US in October 2015 as a twice-daily long-term maintenance treatment of airflow obstruction in patients with COPD, including chronic bronchitis and/or emphysema. Glycopyrronium bromide and certain use and formulation intellectual property were exclusively licensed to Novartis in April 2005 by Vectura and its co-development partner Sosei.

Onbrez Breezhaler/Arcapta Neohaler (USD 37 million, +3% cc), a once-daily inhaled LABA, saw sales grow. Onbrez Breezhaler/Arcapta Neohaler is indicated as a maintenance bronchodilator treatment of airflow obstruction in adult patients with COPD, and is approved in over 100 countries including the US.

Xolair (USD 215 million, +19%), currently approved in more than 90 countries as a treatment for moderate-to-severe or severe persistent allergic asthma, delivered solid sales growth. In July, the FDA approved an expanded age range for Xolair to include children six to 11 years of age with moderate to severe persistent asthma. Worldwide, Xolair is the first biologic approved for adults and children with moderate-to-severe allergic asthma. Xolair as a treatment for CSU/CIU is addressed earlier in the Immunology and Dermatology section. Novartis co-promotes Xolair with Genentech in the US and shares a portion of the operating income, but does not book US sales.

CARDIO-METABOLIC
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Galvus	306	281	9	6	895	846	6	7
Entresto	53	16	nm	nm	102	16	nm	nm
Other	4	0	nm	nm	10	0	nm	nm
Total Cardio-Metabolic	363	297	22	19	1 007	862	17	18
nm = not meaningful

Entresto (USD 53 million) (sacubitril/valsartan) continues to grow steadily with approvals in 64 countries allowing us to launch in over 30 countries to date. Launched in July 2015, Entresto has been used to treat more than 100,000 HFrEF patients worldwide to date. Entresto, a novel angiotensin receptor neprilysin inhibitor (ARNI), demonstrated significant superiority in mortality (20%) over and above enalapril in the PARADIGM-HF trial, representing the first major advance in heart failure in over two decades. Entresto showed strong growth in the third quarter, following a class 1 recommendation in both US and EU heart failure guidelines and further US field force expansion to reach primary care physicians. Uptake in Europe and the rest of the world continues to accelerate with new approvals and expanding access.

Galvus Group (USD 306 million, +6% cc) delivered solid sales growth. The Group includes Galvus, an oral treatment for type-2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. The focus for Galvus remains on patients whose diabetes is uncontrolled on metformin, earlier treatment intensification as well as on expansion of usage in key segments, such as elderly and renal-impaired patients. The Galvus Group is currently approved in more than 125 countries.

ESTABLISHED MEDICINES
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Diovan/Co-Diovan	261	287	-9	-8	816	992	-18	-15
Exforge	232	245	-5	-5	689	798	-14	-10
Voltaren/Cataflam	131	148	-11	-10	389	418	-7	-3
Ritalin/Focalin	62	75	-17	-17	209	285	-27	-25
Other	435	604	-28	-31	1 472	1 917	-23	-21
Total Established Medicines	1 121	1 359	-18	-18	3 575	4 410	-19	-16

Diovan Group (USD 261 million, -8% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, saw sales decline due to loss of exclusivity including in the US, EU and Japan for both Diovan and Co-Diovan/Diovan HCT. Diovan and Co-Diovan/Diovan HCT are still growing in some emerging markets, including China.

Exforge Group (USD 232 million, -5% cc), which includes Exforge and Exforge HCT, declined due to generic competition in the US and Japan. Exforge is consistently maintaining value in the EU, where it has commercial exclusivity until at least January 2017, and is growing in emerging markets, including China. Exforge HCT is growing in most regions except the US.

Voltaren/Cataflam (USD 131 million, -10% cc) is a leading international brand by sales in the non-steroidal anti-inflammatory drugs (NSAIDs) market for the relief of symptoms in rheumatic diseases, such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. This product is subject to generic competition and, in various countries, Sandoz markets generic versions of Voltaren.

Ritalin/Focalin (USD 62 million, -17% cc) is a treatment for attention deficit hyperactivity disorder (ADHD). Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. Focalin and Focalin XR are available in the US, and Focalin XR is also approved in Switzerland. Most strengths of Ritalin and Focalin are subject to generic competition in the US.

Sandoz
	Q3 2016	Q3 2015	[1]	% change		9M 2016	9M 2015	[1]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	2 517	2 542		-1	-1	7 539	7 516		0	2
Operating income	354	388		-9	-9	1 080	1 009		7	12
As % of net sales	14.1	15.3				14.3	13.4
Core operating income	530	528		0	1	1 550	1 548		0	4
As % of net sales	21.1	20.8				20.6	20.6

Following the new divisional structure announced on January 27, 2016, results from the Sandoz Division in 2016 and 2015 include the selected mature products transferred from the Innovative Medicines Division.

Third quarter

Net sales
Sandoz net sales were USD 2.5 billion (-1%, -1% cc) in the third quarter, as volume growth of 5 percentage points was offset by 6 percentage points of price erosion. Performance was impacted by significantly lower launch activity in the US compared to a strong prior-year quarter.

Sales in the US were USD 917 million (-4% cc), as a lower launch activity more than offset continued strong performance in Biopharmaceuticals. Sales in Western Europe were USD 706 million (+3% cc), with strong growth in France, Switzerland, Italy and Netherlands. Central and Eastern Europe sales were USD 276 million (+9% cc), largely driven by Russia and despite the continued impact of the negative macroeconomic environment in the region. In emerging markets, Latin America sales grew 10% (cc) to USD 92 million, driven by double-digit growth in Brazil, while Middle East and Africa sales declined 6% (cc). Asia Pacific sales were USD 197 million (-3% cc), as the slowdown in China and commercial exit of low-margin businesses more than offset growth in Australia, Philippines and Japan.

Global sales of Biopharmaceuticals (including biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 41% (cc) to USD 262 million. Sandoz continued to see strong growth for its three in-market biosimilars – Omnitrope (somatropin), Binocrit (epoetin alfa) and Zarzio/Zarxio (filgrastim) – as well as for Glatopa. Anti-Infectives franchise sales (partner label and finished dosage form sales) were USD 339 million (-2% cc), reflecting discontinuation of low-margin products.

Operating income
Operating income was USD 354 million (-9%, -9% cc). Core adjustments amounted to USD 176 million, mainly due to USD 169 million of amortization and impairments of intangible assets and USD 15 million of net restructuring charges.

Core operating income was USD 530 million (0%, +1% cc). Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase to 21.1% of net sales.

Core gross margin as a percentage of net sales decreased by 1.0 percentage points (cc), as unfavorable sales mix and continued price erosion more than offset ongoing productivity improvements. Core R&D expenses increased by 0.3 percentage points (cc), due to investments in key pipeline projects for biosimilars. Core M&S expenses were flat (cc), while core G&A expenses decreased by 0.8 percentage points (cc), largely driven by continued productivity improvements. Core Other Income and Expense net increased the margin by 0.7 percentage points (cc), largely due to small divestments of non-strategic assets in the quarter.

1 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.

Nine months

Net sales
Sandoz net sales were USD 7.5 billion (0%, +2% cc) in the first nine months, as volume growth of 8 percentage points more than offset 6 percentage points of price erosion.

All regions grew, led by Western Europe (+3% cc), Latin America (+12% cc), Central and Eastern Europe (+4% cc), the US (+1% cc), Middle East and Africa (4% cc) and Asia Pacific (+1% cc).

Global sales of Biopharmaceuticals grew 32% (cc) to USD 724 million, benefitting from the performance of prior-year launches in the US (Glatopa in June 2015 and Zarxio in September 2015). Anti-Infectives franchise sales were USD 1.0 billion (-2% cc), reflecting discontinued low-margin products and the weak flu season in the first quarter.

Operating income
Operating income was USD 1.1 billion (+7%, +12% cc). Core adjustments amounted to USD 470 million, including USD 405 million of amortization and impairments of intangible assets and USD 61 million of net restructuring charges.

Core operating income was USD 1.5 billion (0%, +4% cc). Core operating income margin in constant currencies increased by 0.3 percentage points; currency had a negative impact of 0.3 percentage points, resulting in flat 20.6% of net sales.

Core gross margin as a percentage of net sales decreased by 0.4 (cc), as unfavorable sales mix and continued price erosion more than offset ongoing productivity improvements. Core R&D expenses increased by 0.2 percentage points (cc), driven by increased strategic investments in biosimilars and other key pipeline projects. Core M&S expenses increased by 0.1 percentage points (cc), largely driven by investments in biosimilars. Core G&A expenses decreased by 0.5 percentage points (cc), driven by continued productivity improvements. Core Other Income and Expense net increased the margin by 0.5 percentage points (cc).

Alcon
	Q3 2016	Q3 2015	[1]	% change		9M 2016	9M 2015	[1]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	1 436	1 469		-2	-3	4 368	4 531		-4	-2
Operating loss/income	-50	57		nm	nm	-12	252		nm	nm
As % of net sales	-3.5	3.9				-0.3	5.6
Core operating income	206	302		-32	-35	687	971		-29	-25
As % of net sales	14.3	20.6				15.7	21.4

Following the new divisional structure announced on January 27, 2016, results from the Alcon Division in 2016 and 2015 exclude the Ophthalmic Pharmaceuticals products transferred to the Innovative Medicines Division.

Third quarter

Net sales
Alcon net sales were USD 1.4 billion (-2%, -3% cc) in the third quarter. Surgical sales (-4% cc) were down, impacted by lower IOL sales, mainly due to competitive pressures, and a continued decline in cataract equipment, primarily LenSx, which has reached high penetration in its market segment. The strong installed cataract equipment base continued to generate good growth of consumables (+4% cc). Vision Care sales (0% cc) were flat, as contact lenses delivered another quarter of growth, benefitting from the continued strong performance of Dailies Total1, offsetting a slight decline in contact lens care. Launches of Dailies Total1 Multifocal in the US and EU are expected to continue the growth trajectory in contact lenses.

Regionally, North America sales (-5% cc) were down, reflecting weaker Vision Care performance. Japan (-1% cc) and Europe, Middle East and Africa (-1% cc) declined slightly as a result of slower Surgical sales. Emerging Growth Markets declined slightly (-2% cc).

Operating loss/income
Operating loss was USD 50 million, compared to an income of USD 57 million in the prior-year quarter. Core adjustments amounted to USD 256 million, driven by USD 225 million for amortization of intangible assets and USD 19 million for restructuring costs. Prior-year core adjustments were USD 245 million due to amortization and other net costs.

Core operating income was USD 206 million (-32%, -35% cc), primarily impacted by declining sales and increased investments in M&S behind the growth plan. Core operating income margin in constant currencies decreased by 6.8 percentage points; currency had a positive impact of 0.5 percentage points, resulting in a net decrease of 6.3 percentage points to 14.3% of net sales.

Core gross margin as a percentage of net sales decreased by 2.4 percentage points (cc) versus prior year, driven by product mix with the continued growth of Dailies Total1 and increased competitive pressure on IOLs in North America. Core R&D expenses increased by 0.4 percentage points (cc), driven by pipeline investments, mainly in IOLs. Core M&S expenses increased by 6.0 percentage points (cc) behind investments to drive growth, including DTC for key Vision Care brands. Core G&A expenses decreased by 0.4 percentage points (cc). Core Other Income and Expense, net increased the margin by 1.6 percentage points (cc).

Nine months

Net sales
Alcon net sales were USD 4.4 billion (-4%, -2% cc) in the first nine months. Surgical sales (-3% cc) reflected weaker performance of IOLs, mainly due to competitive pressures, and the slowdown of equipment sales, primarily LenSx in Cataract and Wavelight in Refractive, partially offset by continued solid growth of cataract consumables (+4% cc). Vision Care sales (-1% cc) were impacted by competitive pressures in the US, partially offset by continued strong global growth of Dailies Total1.

1 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.

Operating loss/income
Operating loss was USD 12 million, compared to an income of USD 252 million in the prior-year period. Core adjustments amounted to USD 699 million, primarily due to amortization of intangible assets and restructuring costs. Prior-year core adjustments were USD 719 million due to amortization, restructuring charges and other net costs.

Core operating income was USD 687 million (-29%, -25% cc), primarily impacted by increased investments in M&S and R&D behind the growth plan and the impact of the decline in sales. Core operating income margin in constant currencies decreased by 5.1 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 5.7 percentage points to 15.7% of net sales.

Core gross margin as a percentage of net sales decreased by 0.7 percentage points (cc). Core R&D expenses increased by 0.6 percentage points (cc), driven by investments in key pipeline projects. Core M&S expenses increased by 4.2 percentage points (cc) behind investments to drive growth. Core G&A expenses increased by 0.1 percentage points (cc). Core Other Income and Expense, net increased the margin by 0.5 percentage points (cc).

Alcon product review

All comments below focus on third quarter movements in constant currencies.

SURGICAL
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	648	684	-5	-5	2 016	2 138	-6	-3
IOLs	234	254	-8	-8	747	832	-10	-7
Consumables	345	337	2	4	1 036	1 013	2	4
Equipment	69	93	-26	-25	233	293	-20	-18
Vitreoretinal products	151	147	3	0	455	442	3	3
Refractive/Other	46	53	-13	-13	160	181	-12	-10
Total Surgical	845	884	-4	-4	2 631	2 761	-5	-3

Surgical sales were USD 845 million (-4% cc) in the third quarter. IOL sales (-8% cc) declined, mainly due to competitive pressures. Sales of cataract equipment (-25% cc) slowed, primarily due to LenSx, which has reached high penetration in its market segment. Cataract consumables (+4% cc) continued to grow, benefitting from the strong installed equipment base.

VISION CARE
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	456	448	2	1	1 342	1 350	-1	0
Contact lens care	135	137	-1	-3	395	420	-6	-6
Total Vision Care	591	585	1	0	1 737	1 770	-2	-1

Vision Care sales were USD 591 million (0% cc) in the third quarter. Contact lenses (+1% cc) delivered another quarter of growth with continued strong sales of Dailies Total1 globally, despite increased competitive pressure in the US market. Launches of Dailies Total1 Multifocal in the US and EU are expected to continue the growth trajectory in contact lenses. Contact lens care (-3% cc) declined as result of competitive pressure and the continued market shift to daily disposable lenses.

Consolidated interim financial statements reflecting the portfolio transformation

Following the announcement of our portfolio transformation transactions on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.”

Continuing operations comprise the businesses of the Innovative Medicines, Sandoz and Alcon Divisions and the continuing Corporate activities. Continuing operations also include the results from Oncology assets acquired from GSK and the results from the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2, 2015 (the latter reported as part of income from associated companies).

Discontinued operations included in 2015 the operational results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the Vaccines non-influenza business and the OTC business until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain.

Discontinued operations also included in the first nine months of 2015 the exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion from the Vaccines non-influenza business and USD 5.9 billion arising from the contribution of Novartis OTC into GSK Consumer Healthcare Holdings Ltd.). In addition, the GSK transactions resulted in USD 0.5 billion of additional pre-tax transaction-related costs, which were expensed and reported in Corporate discontinued operations.

Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division, which are retained by Novartis and are now reported under Corporate activities.

As required by IFRS, the results of the discontinued operations excluded any depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014 through the completion of the related transactions.

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Third quarter
Cash flows from operating activities of continuing operations amounted to USD 3.2 billion, broadly in line with the USD 3.1 billion in the prior-year quarter, as lower operating income adjusted for non-cash items and lower hedging results were offset by lower taxes paid.

Cash flows used in investing activities from continuing operations amounted to USD 0.7 billion in the third quarter of 2016. This amount includes net cash outflows of USD 0.4 billion for the purchase of property, plant and equipment, USD 0.5 billion for intangible, financial and other non-current assets, and USD 0.1 billion for acquisitions and divestments of businesses, net (mainly for the acquisition of Transcend Medical, Inc.), partially offset by USD 0.3 billion of proceeds from the sale of non-current assets. In the prior-year quarter, cash flows used in investing activities from continuing operations amounted to USD 0.6 billion, including a net cash outflow of USD 0.8 billion for the purchase of property, plant and equipment, intangible, financial and other non-current assets, partially offset by USD 0.4 billion of proceeds from the sale of non-current assets.

Cash flows used in investing activities from discontinued operations amounted to USD 0.1 billion in the third quarter of 2016 due to portfolio transformation transactions payments, including capital gains taxes. In the prior-year quarter, cash flows used in investing activities from discontinued operations included USD 0.3 billion of proceeds from the divestment of the influenza Vaccines business, offset by capital gain taxes and other payments related to the divested business.

Cash flows used in financing activities amounted to USD 0.3 billion, compared to USD 2.2 billion in the prior-year quarter. The current-year quarter includes the issuance of two euro denominated bonds for total proceeds of USD 1.9 billion, reduction of short-term borrowings of USD 1.9 billion and an outflow of USD 0.4 billion for treasury share transactions, net. The prior-year quarter included a net outflow of USD 0.3 billion for financial debts and an outflow of USD 1.9 billion for treasury share transactions, net.

Free cash flow was USD 2.6 billion (-7% USD), a decrease of USD 0.2 billion compared to the prior-year quarter. The decrease was driven by higher net investments in intangible assets, mainly due to the ofatumumab milestone payment, which more than offset an increase in cash flows from operating activities.

Total Group free cash flow amounted to USD 2.6 billion, compared to USD 2.8 billion in the prior-year quarter.

Nine months
Cash flows from operating activities of continuing operations amounted to USD 7.9 billion, broadly in line with USD 8.0 billion in the prior-year period. The decrease of USD 0.1 billion was driven by lower operating income adjusted for non-cash items, lower hedging results and payments out of provisions, partially offset by dividends received from GSK Consumer Healthcare Holdings Ltd., lower cash outflows for taxes paid and net current assets and other operating cash-flow items.

Cash flows used in investing activities from continuing operations amounted to USD 1.8 billion in the first nine months of 2016. This amount includes net cash outflows of USD 1.3 billion for the purchase of property, plant and equipment, USD 1.1 billion for intangible, financial and other non-current assets and USD 0.5 billion for acquisitions and divestments of businesses, net (mainly for the acquisition of Transcend Medical, Inc.), partially offset by USD 1.0 billion of proceeds from the sale of non-current assets. In the prior-year period, cash flows used in investing activities from continuing operations amounted to USD 18.2 billion, primarily due to the acquisition of the GSK oncology assets for USD 16.0 billion.

Cash flows used in investing activities from discontinued operations amounted to USD 0.5 billion in the first nine months of 2016 due to portfolio transformation transactions payments, including capital gains taxes. In the prior-year period, cash flows from investing activities of discontinued operations of USD 9.1 billion were mainly driven by net proceeds from the portfolio transformation divestments.

Cash flows used in financing activities amounted to USD 3.0 billion, compared to USD 6.4 billion in the prior-year period. The current-year amount includes cash outflows of USD 6.5 billion for the dividend payment and USD 0.7 billion for treasury share transactions, net. The net inflow from current and non-current financial debts of USD 4.2 billion was due to the increase in short-term borrowings of USD 4.0 billion and the issuance of two euro denominated bonds for total proceeds of USD 1.9 billion, partially offset by the repayment at maturity of a euro denominated bond of USD 1.7 billion.

The prior-year amount included an outflow of USD 6.6 billion for the dividend payment and USD 2.4 billion for treasury share transactions, net, partially offset by a net inflow from financial debts of USD 2.7 billion.

Free cash flow was USD 6.5 billion (+3% USD), an increase of USD 0.2 billion compared to the prior-year period. The increase was driven by lower net investments in property, plant, equipment and intangible assets, partially offset by lower cash flows from operating activities.

Total Group free cash flow amounted to USD 6.5 billion, compared to USD 6.0 billion in the first nine months of 2015. The prior-year period included a negative free cash flow of USD 0.3 billion from discontinued operations.

Balance sheet

Assets
Total non-current assets of USD 108.1 billion at September 30, 2016 decreased by USD 0.6 billion compared to December 31, 2015. Intangible assets other than goodwill decreased by USD 1.4 billion, mainly due to amortization, partially offset by additions to intangible assets. The change in goodwill and property, plant and equipment are mainly due to currency translation adjustments. Financial and other non-current assets increased by USD 0.4 billion compared to prior-year end.

Total current assets of 25.9 billion at September 30, 2016 increased by USD 3.0 billion compared to December 31, 2015, mainly due to an increase in cash and cash equivalents, marketable securities, commodities and derivatives.

Liabilities
Total non-current and current financial debt, including derivatives, totaled USD 26.6 billion at September 30, 2016, an increase of USD 4.6 billion compared to December 31, 2015. This increase was mainly due to the issuance of two euro denominated bonds for a total amount of USD 2.0 billion and a net increase in short-term borrowings of USD 2.7 billion.

Other non-current liabilities amounted to USD 16.1 billion at September 30, 2016, an increase of USD 1.7 billion compared to December 31, 2015. This increase was primarily due to an increase in the pension liability of USD 1.8 billion, mainly resulting from a decrease in the actuarial discount rates used to calculate the present value of the benefit obligation and deferred taxes.

Trade payables and other current liabilities amounted to USD 16.3 billion, a decrease of USD 1.8 billion compared to USD 18.1 billion at December 31, 2015.

The Group has an equivalent of approximately USD 0.3 billion of cash in Venezuela in local currency, which is only slowly being approved for remittance outside of the country. The subsidiaries in Venezuela restate items in the balance sheet in line with the requirements of IAS 29 “Financial Reporting in Hyperinflationary Economies.” The Group is exposed to potential devaluation losses in the income statement on its total intercompany balances with its subsidiaries in Venezuela, which at September 30, 2016 amounted to USD 0.3 billion.

The Group continues to use the exchange rate of VEF 11/USD for the consolidation of the financial statements of its Venezuelan subsidiaries. This exchange rate was defined in a transaction that was made with Centro Nacional de Comercio Exterior (CENCOEX, formerly CADIVI) in the fourth quarter of 2015.

Group equity
The Group’s equity amounted to USD 75.1 billion at September 30, 2016, compared to USD 77.1 billion at December 31, 2015, a decrease of USD 2.0 billion. The net income of USD 5.8 billion was more than offset by the USD 6.5 billion dividend payment and USD 1.3 billion net actuarial losses from defined benefit plans.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 7.8 billion at September 30, 2016, compared to USD 5.4 billion at December 31, 2015, and net debt increased over the same period by USD 2.3 billion to USD 18.8 billion. The debt/equity ratio increased to 0.35:1 at September 30, 2016 compared to 0.28:1 at December 31, 2015.

INNOVATION REVIEW

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the third quarter of 2016 include:

New approvals and regulatory opinions

•
The FDA granted three simultaneous approvals for the expanded use of Ilaris (canakinumab) to treat three rare and distinct types of Periodic Fever Syndromes: Tumor Necrosis Factor-Receptor Associated Periodic Syndrome, Hyperimmunoglobulin D Syndrome / Mevalonate Kinase Deficiency and Familial Mediterranean Fever. Ilaris is the first and only FDA approved biologic treatment for these rare autoinflammatory diseases, which are also referred to as Hereditary Periodic Fevers.

•	Afinitor (everolimus) received approval in Japan for the treatment of neuroendocrine tumors.

•
The FDA approved the expanded use of Arzerra (ofatumumab) in combination with fludarabine and cyclophosphamide for the treatment of patients with relapsed chronic lymphocytic leukemia (CLL). The application, which received Priority Review in May 2016, was submitted to the FDA by Novartis in March under the ofatumumab collaboration between Novartis and Genmab. This is the fourth CLL indication approved in the US for Arzerra.

•	In October, Swissmedic approved Cosentyx (secukinumab) for the treatment of psoriatic arthritis (PsA) and ankylosing spondylitis (AS).

•
In October, the CHMP recommended approval for Lucentis (ranibizumab) to treat patients with visual impairment due to choroidal neovascularization (CNV) associated with causes other than neovascular age-related macular degeneration or myopic CNV. If approved, this would be the sixth indication for Lucentis for the treatment of visually impaired patients.

•
The FDA approved Sandoz biosimilar etanercept, Erelzi (etanercept-szzs), for all indications included in the reference product label, namely: rheumatoid arthritis, plaque psoriasis, psoriatic arthritis, ankylosing spondylitis and polyarticular juvenile idiopathic arthritis. Erelzi is the second biosimilar from Sandoz approved in the US through the biosimilars pathway established under the Biologics Price Competition and Innovation Act. The FDA approval follows a unanimous vote (20-0) by the FDA's Arthritis Advisory Committee to recommend use in all indications of the reference product. The approval is based on a comprehensive package of analytical, nonclinical, and clinical data confirming that Erelzi is highly similar to the US-licensed reference product. An application for Sandoz biosimilar etanercept has been accepted by the EMA (Q4 2015) and is currently undergoing review.

•
Alcon achieved US approval for CyPass Micro-Stent, a minimally invasive glaucoma surgical (MIGS) device to treat patients with mild to moderate primary open-angle glaucoma in conjunction with cataract surgery. Alcon announced its acquisition of Transcend Medical, which developed CyPass, in the first quarter of 2016.

•	Alcon’s AcrySof IQ Toric IOL with UltraSert, which combines a best-in-class delivery device with an advanced astigmatism-correcting IOL for cataract surgery, was approved in the US.

•
Alcon achieved US approval for AirOptix Plus HydraGlyde, an innovation upgrade to silicon hydrogel contact lenses featuring HydraGlyde Moisture Matrix technology for longer lasting lens surface wettability.

Regulatory submissions and filings

•
The FDA granted Breakthrough Therapy designation to LEE011 (ribociclib) in combination with letrozole as first-line treatment for women with postmenopausal HR+/HER2- advanced or metastatic breast cancer, based on positive results of the Phase III MONALEESA-2 trial.

•
Tafinlar + Mekinist (dabrafenib + trametinib) combination therapy was filed with the EMA and Swissmedic for the treatment in patients with BRAF V600E mutation-positive non-small cell lung cancer (NSCLC). The combination has also been submitted to the FDA for the same indication.

•
PKC412 (midostaurin) was filed with the EMA and Swissmedic for the treatment of newly diagnosed FLT3 mutation-positive acute myeloid leukemia and advanced systemic mastocytosis. A rolling submission in the US is ongoing.

Results from ongoing trials and other highlights

•
Results from the pivotal Phase III MONALEESA-2 study showed LEE011 plus letrozole significantly extended progression-free survival (PFS) compared to a standard of care, letrozole, as a first-line treatment in postmenopausal women with HR+/HER2- advanced or metastatic breast cancer [median PFS, 95% CI: not reached (19.3 months - not reached) vs. 14.7 months (13.0 - 16.5 months); HR=0.556; p=0.00000329]. The results demonstrate that LEE011 plus letrozole reduced the risk of disease progression or death by 44% over letrozole alone, significantly extending PFS across all patient subgroups. The data were presented during the Presidential Symposium at the European Society for Medical Oncology (ESMO) Congress, featured in the official ESMO press briefing and published simultaneously online in The New England Journal of Medicine.

•
Topline results of the Phase III EXPAND study were presented at the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) Congress. The study evaluated the efficacy and safety of oral, once-daily BAF312 (siponimod) in secondary progressive multiple sclerosis (SPMS), an area of significant unmet medical need. EXPAND met its primary endpoint and showed that treatment with BAF312 reduced the risk of three-month confirmed disability progression by 21% and six-month confirmed disability progression by 26% compared with placebo. A consistent reduction in the risk of confirmed disability progression was seen across predefined subgroups, including patients without relapses. BAF312 was generally safe and well tolerated, with a profile comparable to other drugs in the same class.

•
The pivotal Phase III ARISE study investigating the efficacy and safety of the fully human monoclonal antibody AMG 334 (erenumab) in episodic migraine prevention met its primary endpoint of a statistically significant reduction in the number of monthly migraine days versus placebo. The safety profile of the drug was similar to placebo. Results from a second Phase III study of AMG 334 in episodic migraine are expected later this year. AMG 334 is being co-developed by Novartis and Amgen. Novartis has commercial rights to AMG 334 outside of the US, Canada and Japan.

•
Novartis presented at the European Headache and Migraine Trust International Congress (EHMTIC) Congress detailed Phase II results showing AMG 334 demonstrated a statistically significant reduction in monthly migraine days compared with placebo in patients with chronic migraine. Significantly more patients receiving monthly subcutaneous AMG 334 experienced a 50% or more reduction in the number of monthly migraine days compared with placebo. The safety profile of the drug was similar to placebo.

•
Data presented at the European Academy of Dermatology and Venereology (EADV) Congress showed that Cosentyx delivers high and long-lasting skin clearance in patients with moderate-to-severe plaque psoriasis out to four years of treatment.

•
The Journal of the American Academy of Dermatology (JAAD) published results from the head-to-head CLEAR study demonstrating that Cosentyx is superior to Stelara® (ustekinumab) in delivering long-lasting clear or almost clear skin over one year of treatment in adults with moderate-to-severe psoriasis.

•
Post-hoc analyses of data from PARADIGM-HF, the largest clinical study ever conducted in heart failure (HF), showed that among patients who had been hospitalized for HF, those on Entresto (sacubitril/valsartan) reported higher relative health-related quality of life (HRQL) scores compared to those taking ACE inhibitor enalapril. The analyses also demonstrated that declines in HRQL scores were associated with worse outcomes, including an increased risk of cardiovascular death and HF hospitalization in the overall population.

•
Three-year follow-up data from a Phase III study of the combination of Tafinlar + Mekinist in patients with BRAF V600E/K mutation-positive advanced melanoma were presented at ESMO. The study demonstrated an overall survival benefit for Tafinlar + Mekinist at three years, with an estimated three-year survival rate of 45% (95% CI, 39.1% - 49.8%) for patients receiving combination therapy versus 31% (95% CI, 26.1% - 36.4%) for patients receiving vemurafenib. The first-line results also represented one of the longest survival follow-up studies to date with BRAF mutant advanced melanoma patients.

•
The Phase III ASCEND-4 study of Zykadia (ceritinib) in previously untreated adult patients with advanced anaplastic lymphoma kinase-positive (ALK+) NSCLC met its primary endpoint, demonstrating clinically significant improvement in PFS compared to standard chemotherapy, including maintenance. In addition to PFS, clinically meaningful results were achieved across key secondary efficacy measures, including objective response rate and duration of response. Adverse events were consistent with the previously known adverse event profile of Zykadia. A full analysis of the ASCEND-4 data along with detailed efficacy and safety results will be submitted for presentation at a major medical congress.

•
Updated results from the Phase II ASCEND-3 study were presented at ESMO. The results demonstrated that patients with ALK+ NSCLC taking Zykadia as their first ALK inhibitor (post-chemotherapy) had a median PFS of 18.4 months [95% CI: 10.9 - 26.3; median follow-up time of 25.9 months, as measured by blinded independent review committee (BIRC)].

•
Results from the randomized Phase III ASCEND-5 study of Zykadia were included as part of a late-breaking oral session at ESMO, as well as in the ESMO press program. The ASCEND-5 study assessed median PFS in patients previously treated with crizotinib and one or two prior regimens of cytotoxic chemotherapy (including platinum doublet), who then received either Zykadia or standard chemotherapy. There was a statistically significant and clinically meaningful improvement in median PFS by BIRC for patients taking Zykadia versus chemotherapy (HR 0.49, 95% CI 0.36 - 0.67; p<0.001 one sided): median PFS by BIRC for Zykadia and chemotherapy were 5.4 months (95% CI: 4.1 - 6.9) and 1.6 months (95% CI: 1.4 - 2.8), respectively.

•
The results of a Phase II trial of QAW039 (fevipiprant) in severe eosinophilic asthma were published in Lancet Respiratory Medicine. Fevipiprant was shown to significantly decrease sputum eosinophils compared to placebo in patients with severe asthma.

•
Following the publication of the FLAME trial in the New England Journal of Medicine in May 2016, additional analyses of the trial data were presented at the European Respiratory Society (ERS) Congress. Compared to Seretide®, Ultibro Breezhaler (indacaterol/glycopyrronium) reduced the rate of all COPD exacerbations across different patient sub-groups, lowered patients' need for rescue medication, and demonstrated an improved benefit-risk profile with less evidence of systemic effects.

•
Results of the Phase III EXIST-3 study showing Afinitor/Votubia, when used as an adjunctive therapy, significantly reduced treatment-resistant seizures associated with tuberous sclerosis complex compared to placebo were published online in The Lancet.

•
First results of the Phase IV EVEREST II study of Lucentis monotherapy or in combination with verteporfin photodynamic therapy (vPDT) in patients with symptomatic macular polypoidal choroidal vasculopathy showed a statistically significant vision improvement. Patients gained 8.3 letters in the Lucentis plus vPDT group and 5.1 letters in the Lucentis monotherapy group at month 12 (p=0.013). A statistically significant, complete polyp regression was reported in 69.3% of patients treated with Lucentis plus vPDT and 34.7% of patients treated with Lucentis only (p<0.001).

•
Proof of concept results published in The New England Journal of Medicine show that KAF156 demonstrates activity against both vivax and falciparum malaria, including artemisinin-resistant parasites. KAF156, currently in Phase IIb, is the first compound from a novel class of antimalarials known as imidazolopiperazines.

•
Top-line results for confirmatory Phase III study for Sandoz biosimilar infliximab demonstrated equivalent efficacy to reference product Remicade®, as measured by the American College of Rheumatology 20 (ACR20) response at Week 14. The study (REFLECTIONS B537-02) is a multinational, randomized, double-blind, two-arm, parallel group study designed to evaluate the safety, efficacy and immunogenicity of PF-06438179 versus Remicade® in combination with methotrexate when administered intravenously to treat patients with moderate to severely active rheumatoid arthritis (RA) who have had an inadequate response to methotrexate therapy. The study is also designed to evaluate clinical response, safety and immunogenicity after transitioning from Remicade® to biosimilar infliximab after 30 or 54 weeks of Remicade® treatment. Sandoz acquired EEA-wide rights from Pfizer in Q1 2016.

Selected approvals: US, EU and Japan
Product	Active ingredient/ Descriptor	Indication	Approval date
Ilaris	Canakinumab	Periodic Fever Syndromes	US - Sep. 2016
Afinitor	Everolimus	NET	JP - Aug. 2016
Arzerra	Ofatumumab	Chronic lymphocytic leukemia (relapsed)	US - Aug. 2016
Erelzi	Biosimilar etanercept	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US - Aug. 2016
CyPass Micro-Stent	Minimally invasive surgical glaucoma device	Glaucoma	US - Jul. 2016
AcrySof IQ Toric IOL with UltraSert	Pre-loaded delivery device with toric IOL	Cataract	US - Aug. 2016
AirOptix Plus HydraGlyde	Contact lens for refractive correction	Refractive error	US - Jul. 2016

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
Afinitor/Votubia	TSC seizures		Q2 2016
Arzerra	Chronic lymphocytic leukemia (relapsed)	Approved	Q1 2016
Ilaris	Periodic fevers syndromes	Approved	Q2 2016	Q2 2016	- FDA approval followed three Breakthrough Therapy designations and Priority Reviews
Lucentis	Choroidal neo-vascularization in rare diseases		Q1 2016		- CHMP positive opinion in Oct. 2016
PKC412	Acute myeloid leukemia / advanced systemic mastocytosis	Q3 2016	Q3 2016
Tafinlar + Mekinist	BRAF V600+ non-small cell lung cancer (NSCLC)	Q3 2016	Q3 2016
Tasigna	CML treatment-free remission		Q2 2016

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia	≥2020	I
ACZ885 (canakinumab)	Secondary prevention of cardiovascular events	2017	III	- Recruitment completed
AMG 334	Migraine		III	- In partnership with Amgen
ASB183	Solid and hematologic tumors	≥2020	I/II
Arzerra	Non-Hodgkin’s lymphoma (refractory)	2018	III	- Study endpoint is event-driven
BAF312	Secondary progressive MS	2019	III	- Positive first results announced in Aug 2016
BGJ398	Solid tumors	≥2020	II
BYL719 + fulvestrant	HR+/HER2- postmenopausal aBC 2nd line	2019	III
BYM338	Hip fracture	≥2020	II
	Sarcopenia	≥2020	II
CAD106	Alzheimer’s disease	≥2020	II / III
CJM112	Immune disorders	≥2020	II
CNP520	Alzheimer’s disease	≥2020	I / II	- In partnership with Amgen
Cosentyx (AIN457)	Non-radiographic axial spondyloarthritis	2018	III
CTL019	Pediatric acute lymphoblastic leukemia	2017	II
	Diffuse large B-cell lymphoma	2017	II
EMA401	Neuropathic pain	≥2020	II
Entresto (LCZ696)	Chronic heart failure with preserved ejection fraction	2019	III
	Post-acute myocardial infarction	≥2020	III
FTY720 (fingolimod)	Pediatric MS	2017	III
INC280	NSCLC	2018	II
Jakavi	Early myelofibrosis	≥2020	III	- Phase III trial ongoing
	Graft-versus-host disease (GvHD)	2019	I / II	- Jakavi license agreement amended in Q2 2016, granting Novartis ex-US rights for GvHD
KAE609	Malaria	≥2020	II
KAF156	Malaria	≥2020	II
LCI699	Cushing’s disease	2018	III	- Trial ongoing
LEE011 + letrozole	HR+/HER2- postmenopausal aBC 1st line	2016	III
- Breakthrough Therapy designation granted by FDA in Aug 2016
- Results showing LEE011 plus letrozole significantly extended PFS compared to letrozole alone were presented at ESMO
- Results will be discussed with regulatory authorities worldwide.

LEE011 + tamoxifen + goserelin or NSAI + goserelin	HR+/HER2- premenopausal aBC 1st line	2018	III	- Fully enrolled
LEE011 + fulvestrant	HR+/HER2- postmenopausal aBC 1st/2nd line	2018	III	- Fully enrolled
LIK066	Metabolic disorders	≥2020	II
LJM716	Solid tumors	≥2020	I
LJN452	Non-alcoholic steatohepatitis (NASH)	≥2020	II	- FPFV achieved in Aug 2016

Lucentis	Retinopathy of prematurity	2019	III	- Phase III PIP study enrolling
OMB157 (ofatumumab)	Relapsing multiple sclerosis	2019	III	- Phase III studies started in Aug 2016
OAP030 (also known as Fovista and pegpleranib)	Neovascular age-related macular degeneration (nAMD)	2017	III	- Phase III initial top-line data expected Q4 2016
PIM447	Hematologic tumors	≥2020	I
QAW039	Asthma	2019	III
	Atopic dermatitis	≥2020	II
QBW251	Cystic fibrosis	≥2020	II
QGE031	Chronic spontaneous urticaria / chronic idiopathic urticaria	≥2020	II
QMF149	Asthma	2019	III
QVM149	Asthma	2019	III
RLX030 (serelaxin)	Acute heart failure	2017	III	- RELAX-AHF-2 completed recruitment in Q3 2016 (6,610 patients)
RTH258	nAMD	2018	III	- Recruitment completed; trial ongoing
	Diabetic macular edema	≥2020	III
Signifor LAR	Cushing’s disease	2016	III
Tafinlar + Mekinist	BRAF V600+ melanoma (adjuvant)	2017	III	- Trial ongoing
	BRAF V600+ colorectal cancer	≥2020	I / II
VAY736	Primary Sjoegren’s syndrome	≥2020	II
Votrient	Renal cell carcinoma (adjuvant)	2017	III	- Submission planned for Q1 2017 following discussions with health authorities regarding additional data based on longer follow-up
Zykadia	ALK+ advanced NSCLC (1st line, treatment naïve)	2017	III	- ASCEND-4 trial met its primary endpoint of clinically significant improvement in PFS compared to chemotherapy; data will be submitted for presentation at medical meeting
	ALK+ NSCLC (brain metastases)	2019	II	- Trial ongoing

Selected Sandoz pipeline projects (biosimilars)
Project/ Compound	Potential indication/ Disease area	Submission status	Current Phase	News update
GP2017 (adalimumab)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)		III	- Recruitment in Phase III psoriasis study completed in Feb. 2015
GP2015 (etanercept)	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	US EU	Approved Submitted	- Erelzi (etanercept-szzs) approved by FDA in Q3 2016 for all five indications of reference product - File accepted by EMA in Q4 2015
GP2013 (rituximab)	Follicular lymphoma, diffuse large B cell lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangelitis, and microscopic polyangelitis (same as originator)	EU	Submitted	- File accepted by EMA in Q2 2016
HX575 (epoetin alfa)	Chronic kidney disease, chemotherapy-induced anemia and others (same as originator)		III	- Trial complete

LA-EP2006 (pegfilgrastim)	Chemotherapy-induced neutropenia and others (same as originator)	US and EU	Submitted	- File accepted by FDA in Q4 2015 and EMA in Q1 2016 - Sandoz received a complete response letter from the FDA - Discussions with regulatory authorities ongoing
GP1111 (infliximab)	Autoimmune diseases including rheumatoid arthritis and psoriasis (same as originator)		Phase III	- EEA rights acquired from Pfizer in Q1 2016 - Top-line results from confirmatory Phase III study, announced in Sep. 2016, demonstrated equivalent efficacy to reference product

Selected Alcon pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR 2.5D Toric IOL	Multifocal IOL for astigmatism	US 2017	Advanced
AcrySof IQ ReSTOR 3.0D Toric IOL	Multifocal IOL for astigmatism	US 2014	Submitted
VerifEye Lynk	Cataract planning linked intra-operative evaluation and guidance device	EU 2016 JP 2016 US 2016	Advanced Advanced Advanced
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	EU 2016	Advanced
VISION CARE
AirOptix Plus HydraGlyde	Contact lens for refractive correction	US 2016 JP 2016	Approved Submitted	- Received CE Mark in Europe in Q4 2015 - Achieved US approval in Q3 2016 - Submitted JP filing in Q3 2016
Dailies Total1 Multifocal	Multifocal contact lens for refractive correction	JP 2016	Advanced	- Received CE Mark in Europe in Q2 2016 - Achieved US approval in 2012 for Dailies Total1 inclusive of multifocal design

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Third quarter (unaudited)

(USD millions unless indicated otherwise)	Q3 2016	Q3 2015	Change

Net sales from continuing operations	12 126	12 265	-139

Other revenues	215	220	-5

Cost of goods sold	-4 368	-4 388	20

Gross profit from continuing operations	7 973	8 097	-124

Marketing & Sales	-2 944	-2 890	-54

Research & Development	-2 224	-2 190	-34

General & Administration	-456	-573	117

Other income	530	682	-152

Other expense	-610	-892	282

Operating income from continuing operations	2 269	2 234	35

Income from associated companies	217	120	97

Interest expense	-174	-154	-20

Other financial income and expense	-38	-31	-7

Income before taxes from continuing operations	2 274	2 169	105

Taxes	-329	-357	28

Net income from continuing operations	1 945	1 812	133

Net income from discontinued operations		83	-83

Net income	1 945	1 895	50

Attributable to:
Shareholders of Novartis AG	1 940	1 888	52

Non-controlling interests	5	7	-2

Weighted average number of shares outstanding – Basic (million)	2 379	2 405	-26

Basic earnings per share from continuing operations (USD)[1]	0.81	0.75	0.06

Basic earnings per share from discontinued operations (USD)[1]		0.04	-0.04

Total basic earnings per share (USD)[1]	0.81	0.79	0.02

Weighted average number of shares outstanding – Diluted (million)	2 401	2 438	-37

Diluted earnings per share from continuing operations (USD)[1]	0.81	0.74	0.07

Diluted earnings per share from discontinued operations (USD)[1]		0.03	-0.03

Total diluted earnings per share (USD)[1]	0.81	0.77	0.04

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated income statements

Nine months to September 30 (unaudited)

(USD millions unless indicated otherwise)	9M 2016	9M 2015	Change

Net sales to third parties from continuing operations	36 196	36 894	-698

Sales to discontinued segments		26	-26

Net sales from continuing operations	36 196	36 920	-724

Other revenues	634	663	-29

Cost of goods sold	-13 031	-12 855	-176

Gross profit from continuing operations	23 799	24 728	-929

Marketing & Sales	-8 752	-8 597	-155

Research & Development	-6 455	-6 463	8

General & Administration	-1 602	-1 765	163

Other income	1 546	1 453	93

Other expense	-1 723	-2 056	333

Operating income from continuing operations	6 813	7 300	-487

Income from associated companies	547	256	291

Interest expense	-539	-497	-42

Other financial income and expense	-82	-56	-26

Income before taxes from continuing operations	6 739	7 003	-264

Taxes	-977	-1 029	52

Net income from continuing operations	5 762	5 974	-212

Net income from discontinued operations		10 764	-10 764

Net income	5 762	16 738	-10 976

Attributable to:
Shareholders of Novartis AG	5 755	16 729	-10 974

Non-controlling interests	7	9	-2

Weighted average number of shares outstanding – Basic (million)	2 380	2 409	-29

Basic earnings per share from continuing operations (USD)[1]	2.42	2.48	-0.06

Basic earnings per share from discontinued operations (USD)[1]		4.46	-4.46

Total basic earnings per share (USD)[1]	2.42	6.94	-4.52

Weighted average number of shares outstanding – Diluted (million)	2 402	2 444	-42

Diluted earnings per share from continuing operations (USD)[1]	2.40	2.44	-0.04

Diluted earnings per share from discontinued operations (USD)[1]		4.40	-4.40

Total diluted earnings per share (USD)[1]	2.40	6.84	-4.44

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

Third quarter (unaudited)

(USD millions)	Q3 2016	Q3 2015	Change

Net income	1 945	1 895	50

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	66	-74	140

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-96	31	-127

Translation effects	732	-1 564	2 296

Total of items to eventually recycle	702	-1 607	2 309

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial gains/(losses) from defined benefit plans, net of taxes	281	-773	1 054

Comprehensive income	2 928	-485	3 413

Attributable to:
Shareholders of Novartis AG	2 922	-491	3 413

Continuing operations	2 922	-565	3 487

Discontinued operations		74	-74

Non-controlling interests	6	6	0

Nine months to September 30 (unaudited)

(USD millions)	9M 2016	9M 2015	Change

Net income	5 762	16 738	-10 976

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on financial instruments, net of taxes	-34	2	-36

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-95	-48	-47

Translation effects	198	-932	1 130

Total of items to eventually recycle	69	-978	1 047

Other comprehensive income never to be recycled into the consolidated income statement:
Net actuarial losses from defined benefit plans, net of taxes	-1 251	-452	-799

Comprehensive income	4 580	15 308	-10 728

Attributable to:
Shareholders of Novartis AG	4 574	15 302	-10 728

Continuing operations	4 574	4 573	1

Discontinued operations		10 729	-10 729

Non-controlling interests	6	6	0

Condensed consolidated balance sheets

(USD millions)	Sep 30, 2016 (unaudited)	Dec 31, 2015 (audited)	Change

Assets
Non-current assets
Property, plant & equipment	16 199	15 982	217

Goodwill	31 406	31 174	232

Intangible assets other than goodwill	32 796	34 217	-1 421

Financial and other non-current assets	27 723	27 338	385

Total non-current assets	108 124	108 711	-587

Current assets
Inventories	6 773	6 226	547

Trade receivables	8 547	8 180	367

Other current assets	2 778	2 992	-214

Cash and cash equivalents, marketable securities, commodities and derivatives	7 785	5 447	2 338

Total current assets	25 883	22 845	3 038

Total assets	134 007	131 556	2 451

Equity and liabilities
Equity attributable to Novartis AG shareholders	74 984	77 046	-2 062

Non-controlling interests	82	76	6

Total equity	75 066	77 122	-2 056

Non-current liabilities
Financial debts	18 259	16 327	1 932

Other non-current liabilities	16 078	14 399	1 679

Total non-current liabilities	34 337	30 726	3 611

Current liabilities
Trade payables	4 662	5 668	-1 006

Financial debts and derivatives	8 307	5 604	2 703

Other current liabilities	11 635	12 436	-801

Total current liabilities	24 604	23 708	896

Total liabilities	58 941	54 434	4 507

Total equity and liabilities	134 007	131 556	2 451

Condensed consolidated changes in equity

Third quarter (unaudited)

(USD millions)	Q3 2016	Q3 2015	Change

Consolidated equity at July 1	72 532	78 832	-6 300

Comprehensive income	2 928	-485	3 413

Purchase of treasury shares	-492	-2 019	1 527

Decrease of treasury share repurchase obligation under a share buy-back trading plan		336	-336

Equity-based compensation	105	122	-17

Impact of change in ownership of consolidated entities	-7		-7

Change in non-controlling interests	0	-1	1

Consolidated equity at September 30	75 066	76 785	-1 719

Nine months to September 30 (unaudited)

(USD millions)	9M 2016	9M 2015	Change

Consolidated equity at January 1	77 122	70 844	6 278

Comprehensive income	4 580	15 308	-10 728

Purchase of treasury shares	-870	-4 152	3 282

Increase of treasury share repurchase obligation under a share buy-back trading plan		-875	875

Exercise of options and employee transactions	214	1 582	-1 368

Dividends to shareholders of Novartis AG	-6 475	-6 643	168

Equity-based compensation	502	732	-230

Impact of change in ownership of consolidated entities	-7		-7

Change in non-controlling interests	0	-11	11

Consolidated equity at September 30	75 066	76 785	-1 719

Condensed consolidated cash flow statements

Third quarter (unaudited)

(USD millions)	Q3 2016	Q3 2015	Change

Net income from continuing operations	1 945	1 812	133

Reversal of non-cash items
Taxes	329	357	-28

Depreciation, amortization and impairments	1 508	1 355	153

Change in provisions and other non-current liabilities	249	643	-394

Income from associated companies	-217	-120	-97

Net financial income	212	185	27

Other	-195	-188	-7

Net income adjusted for non-cash items	3 831	4 044	-213

Interest and other financial receipts	9	142	-133

Interest and other financial payments	-170	-131	-39

Taxes paid[1]	-339	-824	485

Cash flows before working capital changes from continuing operations	3 331	3 231	100

Payments out of provisions and other net cash movements in non-current liabilities	-339	-280	-59

Change in net current assets and other operating cash flow items	239	186	53

Cash flows from operating activities from continuing operations	3 231	3 137	94

Cash flows used in operating activities from discontinued operations [1]		-11	11

Total cash flows from operating activities	3 231	3 126	105

Purchase of property, plant & equipment	-443	-579	136

Purchase of intangible, financial and other non-current assets	-536	-201	-335

Proceeds from sales of property, plant & equipment, intangible and financial assets	339	431	-92

Acquisitions and divestments of businesses, net	-104	-228	124

Change in marketable securities and commodities	55	-36	91

Cash flows used in investing activities from continuing operations	-689	-613	-76

Cash flows used in investing activities from discontinued operations [1]	-63	-140	77

Total cash flows used in investing activities	-752	-753	1

Change in current and non-current financial debts	82	-328	410

Treasury share transactions, net	-410	-1 875	1 465

Impact of change in ownership of consolidated enities	-6		-6

Other financing cash flows	-8	7	-15

Cash flows used in financing activities	-342	-2 196	1 854

Net translation effect on cash and cash equivalents	1	-67	68

Change in cash and cash equivalents	2 138	110	2 028

Cash and cash equivalents at July 1	5 036	5 218	-182

Cash and cash equivalents at September 30	7 174	5 328	1 846

1 In Q3 2016, the total tax payment amounted to USD 350 million, of which USD 11 million was included in the cash flows used in investing activities from discontinued operations. In Q3 2015, the total net tax payment amounted to USD 1 058 million, of which a refund of USD 25 million was included in the cash flows used in operating activities from discontinued operations and a USD 259 million payment in cash flows used in investing activities from discontinued operations.

Condensed consolidated cash flow statements

Nine months to September 30 (unaudited)

(USD millions)	9M 2016	9M 2015	Change

Net income from continuing operations	5 762	5 974	-212

Reversal of non-cash items
Taxes	977	1 029	-52

Depreciation, amortization and impairments	4 343	4 146	197

Change in provisions and other non-current liabilities	737	1 124	-387

Income from associated companies	-547	-256	-291

Net financial income	621	553	68

Other	-223	-26	-197

Net income adjusted for non-cash items	11 670	12 544	-874

Interest and other financial receipts	705	1 107	-402

Interest and other financial payments	-677	-519	-158

Taxes paid[1]	-1 320	-1 926	606

Cash flows before working capital changes from continuing operations	10 378	11 206	-828

Payments out of provisions and other net cash movements in non-current liabilities	-1 352	-916	-436

Change in net current assets and other operating cash flow items	-1 142	-2 302	1 160

Cash flows from operating activities from continuing operations	7 884	7 988	-104

Cash flows used in operating activities from discontinued operations [1]		-248	248

Total cash flows from operating activities	7 884	7 740	144

Purchase of property, plant & equipment	-1 276	-1 614	338

Purchase of intangible, financial and other non-current assets	-1 087	-923	-164

Proceeds from sales of property, plant & equipment, intangible and financial assets	958	866	92

Acquisitions and divestments of businesses, net	-530	-16 372	15 842

Change in marketable securities and commodities	89	-146	235

Cash flows used in investing activities from continuing operations	-1 846	-18 189	16 343

Cash flows used in/from investing activities from discontinued operations [1]	-522	9 095	-9 617

Total cash flows used in investing activities	-2 368	-9 094	6 726

Dividends related to shareholders of Novartis AG	-6 475	-6 643	168

Change in current and non-current financial debts	4 163	2 692	1 471

Treasury share transactions, net	-690	-2 417	1 727

Impact of change in ownership of consolidated enities	-6		-6

Other financing cash flows	-3	-33	30

Cash flows used in financing activities	-3 011	-6 401	3 390

Net translation effect on cash and cash equivalents	-5	60	-65

Change in cash and cash equivalents	2 500	-7 695	10 195

Cash and cash equivalents at January 1	4 674	13 023	-8 349

Cash and cash equivalents at September 30	7 174	5 328	1 846

1 In 9M 2016, the total tax payment amounted to USD 1 503 million, of which USD 183 million was included in the cash flows used in investing activities from discontinued operations. In 9M 2015, the total net tax payment amounted to USD 2 674 million, of which a refund of USD 24 million was included in the cash flows used in operating activities from discontinued operations and a USD 772 million payment in cash flows from investing activities from discontinued operations.

Notes to the Condensed Interim Consolidated Financial Statements for the three-and nine-month periods ended September 30, 2016 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and nine-months period ended September 30, 2016, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2015 Annual Report published on January 27, 2016.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the Annual Report 2015 and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates.

In particular, during the first half of 2015, the significant transactions discussed in Note 3, were completed. Several of these transactions contained contingent consideration due to Novartis. Accounting for such contingent consideration requires management to make assumptions on the probability and amount of potential payments. If actual amounts are different from the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s results of operations or cash flow.

The significant transactions discussed in Note 3 also included the formation of a new entity during the first quarter of 2015 via contribution of businesses from both Novartis and GlaxoSmithKline plc (GSK). Novartis has a 36.5% interest in this newly created entity and accounts for its stake using the equity method of accounting. Novartis has valued the contribution of 63.5% of its former OTC Division to the entity in exchange for 36.5% of the GlaxoSmithKline Consumer Healthcare Holdings Ltd. at fair value. The resulting gain for Novartis is based on these exchanged values. Novartis has elected to apply an option under IFRS for entities formed by contributions. Under this option, the retained 36.5% interest of Novartis in its former OTC division continues to be measured at its net book value at the time of the formation of the entity.

Furthermore, as discussed in the 2015 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations or cash flow.

3. Significant transactions

2016

Alcon – Acquisition of Transcend Medical, Inc.
On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was USD 332 million. The amount consisted of an initial cash payment of USD 240 million and the net present value of the contingent consideration of USD 92 million due to the Transcend shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 294 million and goodwill of USD 38 million. Results of operations since the date of acquisition were not material.

2015

Transaction with Eli Lilly and Company
On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014 to divest its Animal Health business for USD 5.4 billion in cash. This resulted in a pre-tax gain of USD 4.6 billion which was recorded in operating income from discontinued operations.

Transactions with GlaxoSmithKline plc
On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:

Innovative Medicines – Acquisition of GSK oncology products
Novartis acquired GSK’s oncology products and certain related assets for an aggregate cash consideration of USD 16.0 billion. Up to USD 1.5 billion of this cash consideration at the acquisition date is contingent on certain development milestones. The fair value of this potentially refundable consideration is USD 0.1 billion. In addition, under the terms of the agreement, Novartis is granted a right of first negotiation over the co-development or commercialization of GSK’s current and future oncology R&D pipeline, excluding oncology vaccines. The right of first negotiation is for a period of 12.5 years from the acquisition closing date. The purchase price allocation of the fair value of the consideration of USD 15.9 billion resulted in net identified assets of USD 13.5 billion and goodwill of USD 2.4 billion. The 2015 net results from operations on a reported basis since the acquisition date were not significant.

Vaccines – Divestment
Novartis divested its Vaccines business (excluding its Vaccines influenza business) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion paid at closing and up to USD 1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties as at the acquisition date is USD 1.0 billion, resulting in a fair value of consideration received of USD 6.25 billion. Included in this amount, is a USD 450 million milestone payment received in late March 2015. The sale of this business resulted in a pre-tax gain of USD 2.8 billion which is recorded in operating income from discontinued operations.

Novartis’s Vaccines influenza business was excluded from the GSK Vaccines business acquisition. However, GSK entered into a future option arrangement with Novartis in relation to the Vaccines influenza business, pursuant to which Novartis could have unilaterally required GSK to acquire the entire or certain parts of its Vaccines influenza business for consideration of up to USD 250 million (the Influenza Put Option) if the divestment to CSL Limited, Australia (CSL), discussed below, had not been completed. The option period was 18 months from the closing date of the GSK transaction, but terminated with the sale of the Vaccines influenza business to CSL on July 31, 2015. Novartis paid GSK a fee of USD 5 million in consideration for the grant of the Influenza Put Option.

Consumer Health – Combination of Novartis OTC with GSK Consumer Healthcare
Novartis and GSK agreed to create a combined consumer healthcare business through a combination between Novartis OTC and GSK Consumer Healthcare businesses. On March 2, 2015, a new entity GlaxoSmithKline Consumer Healthcare Holdings Ltd. (GSK Consumer Healthcare) was formed via contribution of businesses from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Novartis has valued the contribution of 63.5% of its OTC Division in exchange for 36.5% of the GSK Consumer Healthcare business at fair value. Based on the estimates of fair values exchanged, an investment in an associated company of USD 7.6 billion was recorded. The resulting pre-tax gain, net of transaction-related costs, of USD 5.9 billion was recorded in operating income from discontinued operations.

Novartis has four of eleven seats on the GSK Consumer Healthcare Board of Directors. Furthermore, Novartis has customary minority rights and also exit rights at a pre-defined, market-based pricing mechanism.

The investment is accounted for using the equity method of accounting using estimated results for the quarter. Any differences between this estimate and actual results, when available, will be adjusted in the Group’s consolidated financial statements in the following period.

Additional GSK related costs
The GSK transaction resulted in USD 0.5 billion of additional transaction-related expenses.

Transaction with CSL
On October 26, 2014, Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for USD 275 million. Entering into the separate divestment agreement with CSL resulted in the Vaccines influenza business being classified as a separate disposal group consisting of a group of cash generating units within the Vaccines Division, requiring the performance of a separate valuation of the Vaccines influenza business net assets. This triggered the recognition of an exceptional impairment charge in 2014 of USD 1.1 billion as the estimated net book value of the Vaccines influenza business net assets was above the USD 275 million consideration. The transaction with CSL was completed on July 31, 2015, resulting in a partial reversal of the impairment recorded in 2014 in the amount of USD 0.1 billion, which was recorded in the third quarter 2015 operating income from discontinued operations.

Innovative Medicines – Acquisition of Spinifex Pharmaceuticals, Inc.
On June 29, 2015 Novartis entered into an agreement to acquire Spinifex Pharmaceuticals, Inc. (Spinifex), a US and Australian-based, privately held development stage company, focused on developing a peripheral approach to treat neuropathic pain. The transaction closed on July 24, 2015, and the fair value of the total purchase consideration was USD 312 million. The amount consisted of an initial cash payment of USD 196 million and the net present value of the contingent consideration of USD 116 million due to previous Spinifex shareholders, which they are eligible to receive upon achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 263 million and goodwill of USD 49 million. The 2015 results of operations since the date of acquisition were not material.

Innovative Medicines – Acquisition of Admune Therapeutics LLC
On October 16, 2015, Novartis acquired Admune Therapeutics LLC (Admune), a US-based, privately held company, broadening Novartis’ pipeline of cancer immunotherapies. The fair value of the total purchase consideration amounted to USD 258 million. This amount consists of an initial cash payment of USD 140 million and the net present value of the contingent consideration of USD 118 million due to Admune’s previous owners, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 258 million. No goodwill was recognized. The 2015 results of operations since the date of acquisition were not material.

Continuing operations comprise the businesses of the Innovative Medicines, Sandoz and Alcon Divisions and the continuing Corporate activities. Continuing operations also include the results from Oncology assets acquired from GSK and the estimated results from the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2, 2015 onward (the latter is reported as part of income from associated companies).

Discontinued operations included in 2015 the operational results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the Vaccines non-influenza business and OTC business until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain.

Discontinued operations also included in the first quarter of 2015 the exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion from the Vaccines non-influenza business and USD 5.9 billion arising from the contribution of Novartis OTC into GSK Consumer Healthcare Holdings Ltd.). In addition the GSK transactions resulted in USD 0.5 billion of additional transaction-related costs, which were expensed and reported in Corporate discontinued operations.

Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division, which are retained by Novartis and are now reported under Corporate activities.

As required by IFRS, results of the discontinued operations exclude any further depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	2016	2015	Change	9M 2016	9M 2015	Change

Balance at beginning of year	2 373.9	2 398.6	-24.7	77 046	70 766	6 280

Shares acquired to be held in Group Treasury		-5.0	5.0		-501	501

Shares acquired to be cancelled	-8.8	-32.5	23.7	-681	-3 252	2 571

Other share purchases	-2.4	-3.9	1.5	-189	-399	210

Exercise of options and employee transactions	4.1	27.0	-22.9	214	1 582	-1 368

Equity-based compensation	8.7	11.7	-3.0	502	732	-230

Increase of treasury share repurchase obligation under a share buy-back trading plan					-875	875

Dividends to shareholders of Novartis AG				-6 475	-6 643	168

Net income of the period attributable to shareholders of Novartis AG				5 755	16 729	-10 974

Impact of change in ownership of consolidated entities				-7		-7

Other comprehensive income attributable to shareholders of Novartis AG				-1 181	-1 427	246

Balance at September 30	2 375.5	2 395.9	-20.4	74 984	76 712	-1 728

5. Consolidated income statements – Segmentation

The businesses of Novartis are divided operationally on a worldwide basis into three reporting segments, Innovative Medicines, Sandoz and Alcon. In addition, we separately report Corporate activities.

Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.

The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.

Following the internal reorganization announced on January 27, 2016, the reporting segments and their financial results have been adapted to reflect in all years presented the transfers of:

• Alcon Ophthalmic Pharmaceuticals franchise from the Alcon Division to the Innovative Medicines Division, the products of which will continue to be marketed with the Alcon brand name.

• Selected mature products from the Innovative Medicines Division to the Retails Generics franchise of the Sandoz Division.

In order to comply with International Financial Reporting Standards (IFRS), Novartis has restated its consolidated financial statement disclosures by segment to reflect the above mentioned internal reorganization.

Innovative Medicines – formerly named the ‘Pharmaceuticals Division’ - researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology, which consists of the global business franchises Oncology and Cell and Gene Therapies and Novartis Pharmaceuticals, which consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances, which are not protected by valid and enforceable third-party patents. The Sandoz Division is organized globally in three franchises, Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology and ophthalmics, as well as cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies. Finished dosage form anti-infectives sold to third parties are also part of Retail Generics. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates – mainly antibiotics - for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products known as biosimilars and provides biotechnology manufacturing services to other companies.

Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. The Alcon Division is the global leader in eye care with product offerings in eye care devices and vision care. The Alcon Division is organized globally in two global business franchises as follows: In Surgical, Alcon develops, manufactures, distributes and sells ophthalmic surgical equipment, instruments, disposable products and intraocular lenses. In Vision Care, Alcon develops, manufactures, distributes and sells contact lenses and lens care products.

Details on Corporate, Novartis Institutes for Biomedical Research and Novartis Business Services supporting the divisions are provided in Note 3 to the Consolidated Financial Statements in the Annual Report 2015.

Segmentation - Third quarter (unaudited)

	Innovative Medicines [1]		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	Q3 2016	Q3 2015 restated [2]	Q3 2016	Q3 2015 restated [2]	Q3 2016	Q3 2015 restated [2]	Q3 2016	Q3 2015 restated [2]	Q3 2016	Q3 2015

Net sales to third parties from continuing operations	8 173	8 254	2 517	2 542	1 436	1 469			12 126	12 265

Sales to continuing segments	158	114	29	31			-187	-145

Net sales from continuing operations	8 331	8 368	2 546	2 573	1 436	1 469	-187	-145	12 126	12 265

Other revenues	193	189	10	6		5	12	20	215	220

Cost of goods sold	-2 280	-2 340	-1 540	-1 487	-764	-753	216	192	-4 368	-4 388

Gross profit from continuing operations	6 244	6 217	1 016	1 092	672	721	41	67	7 973	8 097

Marketing & Sales	-2 047	-2 061	-399	-404	-498	-425			-2 944	-2 890

Research & Development	-1 889	-1 885	-204	-191	-131	-114			-2 224	-2 190

General & Administration	-246	-235	-60	-83	-86	-99	-64	-156	-456	-573

Other income	264	462	62	16	19	8	185	196	530	682

Other expense	-306	-626	-61	-42	-26	-34	-217	-190	-610	-892

Operating income from continuing operations	2 020	1 872	354	388	-50	57	-55	-83	2 269	2 234

as % of net sales	24.7%	22.7%	14.1%	15.3%	-3.5%	3.9%			18.7%	18.2%

Income from associated companies			1				216	120	217	120

Interest expense									-174	-154

Other financial income and expense									-38	-31

Income before taxes from continuing operations									2 274	2 169

Taxes									-329	-357

Net income from continuing operations									1 945	1 812

Net income from discontinued operations										83

Net income									1 945	1 895

[1] Formerly named the Pharmaceuticals Division.
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

Segmentation - Nine months to September 30 (unaudited)

	Innovative Medicines [1]		Sandoz		Alcon		Corporate (including eliminations)		Group

(USD millions)	9M 2016	9M 2015 restated [2]	9M 2016	9M 2015 restated [2]	9M 2016	9M 2015 restated [2]	9M 2016	9M 2015 restated [2]	9M 2016	9M 2015

Net sales to third parties from continuing operations	24 289	24 847	7 539	7 516	4 368	4 531			36 196	36 894

Sales to continuing and discontinued segments	464	380	71	101			-535	-455		26

Net sales from continuing operations	24 753	25 227	7 610	7 617	4 368	4 531	-535	-455	36 196	36 920

Other revenues	559	568	31	18	4	19	40	58	634	663

Cost of goods sold	-6 896	-6 756	-4 466	-4 329	-2 310	-2 356	641	586	-13 031	-12 855

Gross profit from continuing operations	18 416	19 039	3 175	3 306	2 062	2 194	146	189	23 799	24 728

Marketing & Sales	-6 133	-6 118	-1 236	-1 237	-1 383	-1 242			-8 752	-8 597

Research & Development	-5 465	-5 544	-605	-572	-385	-347			-6 455	-6 463

General & Administration	-744	-773	-218	-254	-309	-339	-331	-399	-1 602	-1 765

Other income	870	889	136	47	46	46	494	471	1 546	1 453

Other expense	-878	-1 177	-172	-281	-43	-60	-630	-538	-1 723	-2 056

Operating income from continuing operations	6 066	6 316	1 080	1 009	-12	252	-321	-277	6 813	7 300

as % of net sales	25.0%	25.4%	14.3%	13.4%	-0.3%	5.6%			18.8%	19.8%

Income from associated companies			5	1			542	255	547	256

Interest expense									-539	-497

Other financial income and expense									-82	-56

Income before taxes from continuing operations									6 739	7 003

Taxes									-977	-1 029

Net income from continuing operations									5 762	5 974

Net income from discontinued operations										10 764

Net income									5 762	16 738

[1] Formerly named the Pharmaceuticals Division.
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

Discontinued operations – Income statement 2015

(USD millions)	Q3 2015	9M 2015

Net sales to third parties of discontinued operations	14	601

Sales to continuing segments	2	19

Net sales of discontinued operations	16	620

Other revenues	2	23

Cost of goods sold	-34	-376

Gross profit of discontinued operations	-16	267

Marketing & Sales	-4	-244

Research & Development	-18	-181

General & Administration	-2	-58

Other income	92	13 415

Other expense	-7	-628

Operating income of discontinued operations	45	12 571

as % of net sales	nm	nm

Income from associated companies	2	2

Income before taxes of discontinued operations	47	12 573

Taxes	36	-1 809

Net income of discontinued operations	83	10 764

6. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and also those measured at amortized cost or at cost as of September 30, 2016 and December 31, 2015. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2015 Annual Report, published on January 27, 2016.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total

(USD millions)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015

Debt securities	285	316	25	23					310	339

Equity securities		6								6

Fund investments	31	29				4			31	33

Total available-for-sale marketable securities	316	351	25	23		4			341	378

Time deposits with original maturity more than 90 days							115	164	115	164

Derivative financial instruments			46	143					46	143

Accrued interest on debt securities							1	2	1	2

Total marketable securities, time deposits and derivative financial instruments	316	351	71	166		4	116	166	503	687

Financial investments and long-term loans
Available-for-sale financial investments	634	700			482	473			1 116	1 173

Fund investments					112	90			112	90

Contingent consideration receivables					577	550			577	550

Long-term loans and receivables from customers and finance lease, advances, security deposits							569	653	569	653

Financial investments and long-term loans	634	700			1 171	1 113	569	653	2 374	2 466

Associated companies at fair value through profit or loss					176	181			176	181

Total associated companies at fair value through profit or loss					176	181			176	181

Contingent consideration payables					-797	-790			-797	-790

Other financial liabilities					-155	-315			-155	-315

Derivative financial instruments			-77	-30					-77	-30

Total financial liabilities at fair value			-77	-30	-952	-1 105			-1 029	-1 135

There were no changes in the first nine months of the year in the valuation techniques used for financial instruments nor significant transfers from one level to the other nor significant transactions associated with level 3 financial instruments. During 2016, there were several individually non-significant transfers of equity securities from level 3 to level 1 for USD 60 million mainly due to Initial Public Offerings.

The fair value of straight bonds amounted to USD 19.2 billion at September 30, 2016 (USD 17.8 billion at December 31, 2015) compared to the balance sheet value of USD 17.6 billion at September 30, 2016 (USD 17.2 billion at December 31, 2015).

For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line financial investments and long-term loans amounted to USD 2.4 billion at September 30, 2016 (USD 2.5 billion at December 31, 2015) is included in line “financial and other non-current assets” of the condensed consolidated balance sheets.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2015 Annual Report and 2015 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 24, 2016 of material developments in those proceedings, as well as any new material proceedings commenced since the date of the 2015 Annual Report and 2015 Form 20-F.

Investigations and related litigations
Northern District of Texas (NDTX) investigation: Concluded
In 2012, Alcon was notified that the United States Attorney’s office (USAO) for the NDTX was conducting an investigation relating to the export of certain Alcon medical end-use products to various countries subject to United States trade sanctions, including Iran, allegedly in violation of applicable trade sanctions, and received a grand jury subpoena requesting the production of documents for a period beginning in 2005 relating to this investigation. In June 2016, Alcon achieved civil settlements with the US Office of Foreign Assets Control (OFAC) and with the US Department of Commerce’s Bureau of Industry and Security to pay a total of USD 9.4 million in civil monetary penalties. The settlements relate to the sale and export of medical end-use surgical and pharmaceutical products that were licensable and in fact had been previously and subsequently licensed by OFAC for Alcon. The USAO has advised Alcon that it has closed its investigation without taking action. This matter is therefore concluded.

Lucentis/Avastin® Italy
Granting a request by Novartis, in March 2016 the council of state suspended Novartis’ appeal against the decision of the Tribunale amministrativo regionale (TAR) del Lazio and referred five legal questions to the European Court of Justice (ECJ) for a preliminary ruling. As previously reported, the TAR del Lazio decision had upheld the fines imposed on Novartis AG (NAG), Novartis Farma S.p.A., and two Roche entities for alleged collusion to artificially differentiate Avastin® and Lucentis in order to avoid the erosion of the sales of Lucentis by off-label Avastin® with the aim of preserving the market position of Lucentis in Italy. The ECJ’s judgment is pending. Novartis continues to vigorously contest the claims.

China investigations: Concluded
After reports of Chinese government investigations of other pharmaceutical companies for alleged improper use of certain China-based travel agencies to reward healthcare providers, Novartis commenced an internal investigation in 2013 concerning its local affiliates’ relationships with China-based travel agencies (and other vendors). In March 2016, NAG achieved a civil settlement with the US Securities and Exchange Commission (SEC) to pay USD 25 million to settle charges that it violated the internal controls and books-and-records provisions of the Foreign Corrupt Practices Act, without admitting or denying the findings. Novartis also agreed for two years to report to the SEC on the status of its remediation and anti-corruption compliance.

South Korea investigation
In Q1 2016, the Seoul Western District Prosecutor initiated a criminal investigation into, among other things, allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to healthcare professionals. In September 2016, a criminal trial began concerning the Prosecutor’s allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to healthcare professionals.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2015 Annual Report and 2015 Form 20-F. These do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to divestments, the integration of acquisitions and restructuring charges that exceed a threshold of USD 25 million, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Third quarter

	Innovative Medicines[1]		Sandoz		Alcon		Corporate		Group

(USD millions)	Q3 2016	Q3 2015 restated [2]	Q3 2016	Q3 2015 restated [2]	Q3 2016	Q3 2015 restated [2]	Q3 2016	Q3 2015	Q3 2016	Q3 2015

IFRS Operating income from continuing operations	2 020	1 872	354	388	-50	57	-55	-83	2 269	2 234

Amortization of intangible assets	612	635	115	113	225	226			952	974

Impairments

Intangible assets	84	20	54	12					138	32

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites

Other property, plant & equipment	7	-55	-2						5	-55

Financial assets	1	14					21	9	22	23

Total impairment charges	92	-21	52	12			21	9	165

Acquisition or divestment related items

- Income	-4	-7					-54	-72	-58	-79

- Expense	17	52					51	69	68	121

Total acquisition or divestment related items, net	13	45					-3	-3	10	42

Other exceptional items

Exceptional divestment gains	-232	-317	-6				-48		-286	-317

Restructuring items

- Income	-6	-6	-11		-1			-1	-18	-7

- Expense	82	100	26	8	20	9	17	29	145	146

Legal-related items

- Income

- Expense	69	413		6		4		-30	69	393

Additional exceptional income				1			-10	-10	-10	-9

Additional exceptional expense	26	3			12	6	47	24	85	33

Total other exceptional items	-61	193	9	15	31	19	6	12	-15	239

Total adjustments	656	852	176	140	256	245	24	18	1 112	1 255

Core operating income from continuing operations	2 676	2 724	530	528	206	302	-31	-65	3 381	3 489

as % of net sales	32.7%	33.0%	21.1%	20.8%	14.3%	20.6%			27.9%	28.4%

Income from associated companies			1				216	120	217	120

Core adjustments to income from associated companies, net of tax							78	160	78	160

Interest expense									-174	-154

Other financial income and expense									-38	14

Taxes (adjusted for above items)									-526	-568

Core net income from continuing operations									2 938	3 061

Core net loss from discontinued operations										-66

Core net income									2 938	2 995

Core net income attributable to shareholders of Novartis AG									2 933	2 988

Core basic EPS from continuing operations (USD)[3]									1.23	1.27

Core basic EPS from discontinued operations (USD)[3]										-0.03

Total core basic EPS (USD)[3]									1.23	1.24

[1] Formerly named the Pharmaceuticals Division.
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[3] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Nine months to September 30

	Innovative Medicines[1]		Sandoz		Alcon		Corporate		Group

(USD millions)	9M 2016	9M 2015 restated [2]	9M 2016	9M 2015 restated [2]	9M 2016	9M 2015 restated [2]	9M 2016	9M 2015	9M 2016	9M 2015

IFRS Operating income from continuing operations	6 066	6 316	1 080	1 009	-12	252	-321	-277	6 813	7 300

Amortization of intangible assets	1 835	1 730	345	333	672	678			2 852	2 741

Impairments

Intangible assets	89	152	60	12	4				153	164

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		1	2	83					2	84

Other property, plant & equipment	67	-48	8	1				6	75	-41

Financial assets	11	29					71	34	82	63

Total impairment charges	167	134	70	96	4		71	40	312	270

Acquisition or divestment related items

- Income	-14	-14					-184	-180	-198	-194

- Expense	30	169					178	165	208	334

Total acquisition or divestment related items, net	16	155					-6	-15	10	140

Other exceptional items

Exceptional divestment gains	-570	-481	-6				-48		-624	-481

Restructuring items

- Income	-26	-14	-31		-2	-2	-4	-1	-63	-17

- Expense	280	290	92	106	26	22	42	42	440	460

Legal-related items

- Income	-99								-99

- Expense	205	413		6		4		-30	205	393

Additional exceptional income	-11	-119		-2	-13	-5	-20	-42	-44	-168

Additional exceptional expense	84	27			12	22	76	46	172	95

Total other exceptional items	-137	116	55	110	23	41	46	15	-13	282

Total adjustments	1 881	2 135	470	539	699	719	111	40	3 161	3 433

Core operating income from continuing operations	7 947	8 451	1 550	1 548	687	971	-210	-237	9 974	10 733

as % of net sales	32.7%	34.0%	20.6%	20.6%	15.7%	21.4%			27.6%	29.1%

Income from associated companies			5	1			542	255	547	256

Core adjustments to income from associated companies, net of tax							307	482	307	482

Interest expense									-539	-497

Other financial income and expense									-82	8

Taxes (adjusted for above items)									-1 551	-1 648

Core net income from continuing operations									8 656	9 334

Core net loss from discontinued operations										-208

Core net income									8 656	9 126

Core net income attributable to shareholders of Novartis AG									8 649	9 117

Core basic EPS from continuing operations (USD)[3]									3.63	3.87

Core basic EPS from discontinued operations (USD)[3]										-0.09

Total core basic EPS (USD)[3]									3.63	3.78

[1] Formerly named the Pharmaceuticals Division.
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[3] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Third quarter

(USD millions)	Q3 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	Q3 2016 Core results	Q3 2015 Core results

Gross profit from continuing operations	7 973	939	46		13	8 971	9 108

Operating income from continuing operations	2 269	952	165	10	-15	3 381	3 489

Income before taxes from continuing operations	2 274	1 031	165	10	-16	3 464	3 629

Taxes from continuing operations[5]	-329					-526	-568

Net income from continuing operations	1 945					2 938	3 061
Net loss from discontinued operations							-66

Net income	1 945					2 938	2 995

Basic EPS from continuing operations (USD)[6]	0.81					1.23	1.27
Basic EPS from discontinued operations (USD)[6]							-0.03

Total basic EPS (USD)[6]	0.81					1.23	1.24

The following are adjustments to arrive at Core Gross Profit from continuing operations

Cost of goods sold	-4 368	939	46		13	-3 370	-3 377

The following are adjustments to arrive at Core Operating Income from continuing operations

Research & Development	-2 224	13	92		39	-2 080	-2 153

General & Administration	-456				28	-428	-553

Other income	530			-58	-314	158	216

Other expense	-610		27	68	219	-296	-241

The following are adjustments to arrive at Core Income before taxes from continuing operations

Income from associated companies	217	79			-1	295	280

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 79 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other exceptional items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges; General & Administration includes items related to setup costs for Novartis Business Services; Research & Development also includes adjustments of contingent considerations; Other income also includes gains from product divestments, transitional services income related to the portfolio transformation and a gain related to the sale of real estate; Other expense also includes a legal provision and other exceptional costs; Income from associated companies includes an adjustment of USD 1 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 1.2 billion to arrive at the core results before tax amounts to USD 197 million. The average tax rate on the adjustments for continuing operations is 16.6% since the estimated full year tax charge has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – Nine months to September 30

(USD millions)	9M 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges [3]	Other exceptional items [4]	9M 2016 Core results	9M 2015 Core results

Gross profit from continuing operations	23 799	2 822	51		68	26 740	27 636

Operating income from continuing operations	6 813	2 852	312	10	-13	9 974	10 733

Income before taxes from continuing operations	6 739	3 075	312	10	71	10 207	10 982

Taxes from continuing operations[5]	-977					-1 551	-1 648

Net income from continuing operations	5 762					8 656	9 334
Net loss from discontinued operations							-208

Net income	5 762					8 656	9 126

Basic EPS from continuing operations (USD)[6]	2.42					3.63	3.87
Basic EPS from discontinued operations (USD)[6]							-0.09

Total basic EPS (USD)[6]	2.42					3.63	3.78

The following are adjustments to arrive at Core Gross Profit from continuing operations

Cost of goods sold	-13 031	2 822	51		68	-10 090	-9 919

The following are adjustments to arrive at Core Operating Income from continuing operations

Research & Development	-6 455	30	102		94	-6 229	-6 360

General & Administration	-1 602				55	-1 547	-1 715

Other income	1 546			-198	-817	531	567

Other expense	-1 723		159	208	587	-769	-805

The following are adjustments to arrive at Core Income before taxes from continuing operations

Income from associated companies	547	223			84	854	738

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes USD 223 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment and financial assets.

[3] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[4] Other exceptional items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges; Cost of goods sold and Research & Development include adjustments of contingent considerations; General & Administration, Other income and Other expense include items related to setup costs for Novartis Business Services; Other income and Other expense also include legal settlements and changes in provisions; Other income also includes gains from product divestments, transitional services income related to the portfolio transformation and a gain related to the sale of real estate; Other expense also includes a charge as a result of a pension plan amendment and other exceptional costs; Income from associated companies includes USD 84 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 3.5 billion to arrive at the core results before tax amounts to USD 574 million. The average tax rate on the adjustments for continuing operations is 16.6% since the estimated full year tax charge has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines1 – Third quarter

(USD millions)	Q3 2016 IFRS results	Amortization of intangible assets [2]	Impairments [3]	Acquisition or divestment related items, including restructuring and integration charges [4]	Other exceptional items [5]	Q3 2016 Core results	Q3 2015 restated Core results [6]

Gross profit	6 244	603			3	6 850	6 870

Operating income	2 020	612	92	13	-61	2 676	2 724

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 280	603			3	-1 674	-1 687

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 889	9	84		25	-1 771	-1 851

Other income	264			-4	-238	22	80

Other expense	-306		8	17	149	-132	-81

[1] Formerly named the Pharmaceuticals Division.
[2] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[3] Impairments: Research & Development includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment, and financial assets.

[4] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense includes transitional service-fee income and expenses and other items related to the portfolio transformation.

[5] Other exceptional items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense also include other restructuring income and charges; Research & Development also includes an expense due to an adjustment of a contingent consideration; Other income also includes gains from product divestments; Other expense also includes a legal provision.

[6] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines1 – Nine months to September 30

(USD millions)	9M 2016 IFRS results	Amortization of intangible assets [2]	Impairments [3]	Acquisition or divestment related items, including restructuring and integration charges [4]	Other exceptional items [5]	9M 2016 Core results	9M 2015 restated Core results [6]

Gross profit	18 416	1 815	1		32	20 264	20 918

Operating income	6 066	1 835	167	16	-137	7 947	8 451

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-6 896	1 815	1		32	-5 048	-4 849

The following are adjustments to arrive at Core Operating Income

Research & Development	-5 465	20	88		80	-5 277	-5 450

Other income	870			-14	-706	150	238

Other expense	-878		78	30	457	-313	-371

[1] Formerly named the Pharmaceuticals Division.
[2] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[3] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment, and financial assets.

[4] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[5] Other exceptional items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Other income and Other expense include other restructuring income and charges; Research & Development also includes an expense due to an adjustment of a contingent consideration; Other income and Other expense also include legal settlements and changes in provisions; Other income also includes gains from product divestments; Other expense also includes a charge as a result of a pension plan amendment.

[6] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Third quarter

(USD millions)	Q3 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	Q3 2016 Core results	Q3 2015 restated Core results [4]

Gross profit	1 016	115	46		10	1 187	1 225

Operating income	354	115	52		9	530	528

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 540	115	46		10	-1 369	-1 354

The following are adjustments to arrive at Core Operating Income

Research & Development	-204		8			-196	-191

Other income	62				-17	45	15

Other expense	-61		-2		16	-47	-34

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes a partial reversal of impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Other income and Other expense also include other restructuring income and charges; Other income also includes gains from product divestments.

[4] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Nine months to September 30

(USD millions)	9M 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	9M 2016 Core results	9M 2015 restated Core results [4]

Gross profit	3 175	345	50		49	3 619	3 663

Operating income	1 080	345	70		55	1 550	1 548

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 466	345	50		49	-4 022	-3 972

The following are adjustments to arrive at Core Operating Income

Research & Development	-605		10			-595	-572

Other income	136				-37	99	43

Other expense	-172		10		43	-119	-95

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

[3] Other exceptional items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Other income and Other expense also include other restructuring income and charges; Other income also includes gains from product divestments.

[4] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Third quarter

(USD millions)	Q3 2016 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [2]	Q3 2016 Core results	Q3 2015 restated Core results [3]

Gross profit	672	221				893	946

Operating loss/income	-50	225			31	206	302

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-764	221				-543	-528

The following are adjustments to arrive at Core Operating Income

Research & Development	-131	4			14	-113	-111

Other income	19				-1	18	8

Other expense	-26				18	-8	-23

[1] Amortization of intangible assets: Cost of goods sold and Research & Development include recurring amortization of acquired rights to in-market products and other production-related intangible assets.

[2] Other exceptional items: Research & Development, Other income and Other expense include restructuring income and charges; Research & Development also includes an expense due to an adjustment of a contingent consideration.

[3] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Nine months to September 30

(USD millions)	9M 2016 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment related items, including restructuring and integration charges	Other exceptional items [3]	9M 2016 Core results	9M 2015 restated Core results [4]

Gross profit	2 062	662			-13	2 711	2 866

Operating loss/income	-12	672	4		23	687	971

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-2 310	662			-13	-1 661	-1 684

The following are adjustments to arrive at Core Operating Income

Research & Development	-385	10	4		14	-357	-338

Other income	46				-2	44	39

Other expense	-43				24	-19	-37

[1] Amortization of intangible assets: Cost of goods sold and Research & Development include recurring amortization of acquired rights to in-market products and other production-related intangible assets.

[2] Impairments: Research & Development includes impairment charges related to intangible assets.
[3] Other exceptional items: Cost of goods sold includes an income due to an adjustment of a contingent consideration; Research & Development, Other income and Other expense include restructuring income and charges; Research & Development also includes an expense due to an adjustment of a contingent consideration.

[4] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Third quarter

(USD millions)	Q3 2016 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	Q3 2016 Core results	Q3 2015 Core results

Gross profit	41					41	67

Operating loss	-55		21	-3	6	-31	-65

The following are adjustments to arrive at Core Operating Loss

General & Administration	-64				28	-36	-142

Other income	185			-54	-58	73	113

Other expense	-217		21	51	36	-109	-103

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[3] Other exceptional items: General & Administration, Other income and Other expense include items related to setup costs for Novartis Business Services; Other income also includes an income related to the portfolio transformation and a gain related to the sale of real estate; Other expense also includes other restructuring charges and exceptional costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Nine months to September 30

(USD millions)	9M 2016 IFRS results	Amortization of intangible assets	Impairments [1]	Acquisition or divestment related items, including restructuring and integration charges [2]	Other exceptional items [3]	9M 2016 Core results	9M 2015 Core results

Gross profit	146					146	189

Operating loss	-321		71	-6	46	-210	-237

The following are adjustments to arrive at Core Operating Loss

General & Administration	-331				55	-276	-371

Other income	494			-184	-72	238	247

Other expense	-630		71	178	63	-318	-302

[1] Impairments: Other expense includes impairment charges related to financial assets.
[2] Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

[3] Other exceptional items: General & Administration, Other income and Other expense include items related to setup costs for Novartis Business Services; Other income also includes an income related to the portfolio transformation and a gain related to the sale of real estate; Other expense also includes other restructuring charges and other exceptional costs.

CORE RESULTS – Discontinued operations – Third quarter 2015

(USD millions)	Q3 2015 Core results

Gross profit	-16

Operating loss	-49

Loss before taxes	-47

Taxes	-19

Net loss	-66

Basic EPS (USD)	-0.03

The following accounts have been adjusted to arrive at Core Operating Loss

Other income	95

Other expense	-104

CORE RESULTS – Discontinued operations – Nine months 2015

(USD millions)	9M 2015 Core results

Gross profit	273

Operating loss	-223

Loss before taxes	-221

Taxes	13

Net loss	-208

Basic EPS (USD)	-0.09

The following accounts have been adjusted to arrive at Core Gross Profit

Cost of goods sold	-370

The following accounts have been adjusted to arrive at Core Operating Loss

Other income	105

Other expense	-118

Condensed consolidated changes in net debt

Third quarter

(USD millions)	Q3 2016	Q3 2015

Change in cash and cash equivalents	2 138	110

Change in marketable securities, commodities, financial debt and financial derivatives	-291	652

Reduction in net debt	1 847	762

Net debt at July 1	-20 628	-17 399

Net debt at September 30	-18 781	-16 637

Nine months to September 30

(USD millions)	9M 2016	9M 2015

Change in cash and cash equivalents	2 500	-7 695

Change in marketable securities, commodities, financial debt and financial derivatives	-4 797	-2 393

Increase in net debt	-2 297	-10 088

Net debt at January 1	-16 484	-6 549

Net debt at September 30	-18 781	-16 637

Components of net debt

(USD millions)	Sep 30, 2016	Sep 30, 2015

Current financial debts and derivative financial instruments	-8 307	-9 289

Non-current financial debts	-18 259	-13 412

Less liquidity:

Cash and cash equivalents	7 174	5 328

Marketable securities, commodities and derivative financial instruments	611	736

Net debt at September 30	-18 781	-16 637

Share information

	Sep 30, 2016	Sep 30, 2015

Number of shares outstanding	2 375 517 359	2 395 865 400

Registered share price (CHF)	76.40	89.40

ADR price (USD)	78.96	91.92

Market capitalization (USD billions)	187.8	219.7

Market capitalization (CHF billions)	181.5	214.2

Free cash flow

Third quarter

(USD millions)	Q3 2016	Q3 2015	Change

Operating income from continuing operations	2 269	2 234	35

Reversal of non-cash items
Depreciation, amortization and impairments	1 508	1 355	153

Change in provisions and other non-current liabilities	249	643	-394

Other	-195	-188	-7

Operating income adjusted for non-cash items	3 831	4 044	-213

Interest and other financial receipts	9	142	-133

Interest and other financial payments	-170	-131	-39

Taxes paid	-339	-824	485

Payments out of provisions and other net cash movements in non-current liabilities	-339	-280	-59

Change in inventory and trade receivables less trade payables	-140	-255	115

Change in other net current assets and other operating cash flow items	379	441	-62

Cash flows from operating activities from continuing operations	3 231	3 137	94

Purchase of property, plant & equipment	-443	-579	136

Purchase of intangible, financial and other non-current assets	-536	-201	-335

Proceeds from sales of property, plant & equipment, intangible and financial assets	339	431	-92

Free cash flow from continuing operations	2 591	2 788	-197

Free cash flow from discontinued operations		0

Total free cash flow	2 591	2 788	-197

Nine months to September 30

(USD millions)	9M 2016	9M 2015	Change

Operating income from continuing operations	6 813	7 300	-487

Reversal of non-cash items
Depreciation, amortization and impairments	4 343	4 146	197

Change in provisions and other non-current liabilities	737	1 124	-387

Other	-223	-26	-197

Operating income adjusted for non-cash items	11 670	12 544	-874

Interest and other financial receipts	705	1 107	-402

Interest and other financial payments	-677	-519	-158

Taxes paid	-1 320	-1 926	606

Payments out of provisions and other net cash movements in non-current liabilities	-1 352	-916	-436

Change in inventory and trade receivables less trade payables	-1 664	-1 807	143

Change in other net current assets and other operating cash flow items	522	-495	1 017

Cash flows from operating activities from continuing operations	7 884	7 988	-104

Purchase of property, plant & equipment	-1 276	-1 614	338

Purchase of intangible, financial and other non-current assets	-1 087	-923	-164

Proceeds from sales of property, plant & equipment, intangible and financial assets	958	866	92

Free cash flow from continuing operations	6 479	6 317	162

Free cash flow from discontinued operations		-290	290

Total free cash flow	6 479	6 027	452

Net sales of the top 20 Innovative Medicines1 products in 2016 – Third quarter

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	298	-55	536	3	834	-30	-30

Gilenya	Neuroscience	Relapsing multiple sclerosis	430	15	360	14	790	14	15

Lucentis	Ophthalmology	Age-related macular degeneration			456	-4	456	-6	-4

Tasigna	Oncology	Chronic myeloid leukemia	182	-1	259	14	441	6	8

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	209	-3	204	4	413	-1	0

Afinitor/Votubia	Oncology	Breast cancer / TSC	191	-19	202	14	393	-5	-5

Galvus	Cardio-Metabolic	Diabetes			306	6	306	9	6

Diovan/Co–Diovan	Established Medicines	Hypertension	31	-43	230	0	261	-9	-8

Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	205	nm	96	nm	301	nm	nm

Exjade/Jadenu	Oncology	Chronic iron overload	114	27	128	6	242	14	14

Exforge	Established Medicines	Hypertension	5	-69	227	-1	232	-5	-5

Xolair[2]	Respiratory	Asthma			215	19	215	17	19

Votrient	Oncology	Renal cell carcinoma	90	5	93	15	183	10	9

Tafinlar/Mekinist	Oncology	Melanoma	77	0	95	68	172	27	29

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	46	-21	105	-1	151	-6	-8

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	81	40	87	50	168	44	44

Jakavi	Oncology	Myelofibrosis			149	47	149	45	47

Voltaren/Cataflam	Established Medicines	Inflammation/pain			131	-10	131	-11	-10

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	9	-25	121	-5	130	-4	-5

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	15	-74	89	-8	104	-32	-33

Top 20 products total			1 983	-12	4 089	9	6 072	1	1

Rest of portfolio			727	-7	1 374	-6	2 101	-5	-6

Total Division sales			2 710	-11	5 463	5	8 173	-1	-1

[1] Formerly named the Pharmaceuticals Division.
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology).
nm = not meaningful

Net sales of the top 20 Innovative Medicines1 products in 2016 – Nine months to September 30

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	957	-48	1 602	3	2 559	-26	-25

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 243	15	1 056	15	2 299	13	15

Lucentis	Ophthalmology	Age-related macular degeneration			1 383	-8	1 383	-11	-8

Tasigna	Oncology	Chronic myeloid leukemia	531	7	750	11	1 281	7	10

Sandostatin	Oncology	Carcinoid tumors and Acromegaly	635	3	603	6	1 238	2	4

Afinitor/Votubia	Oncology	Breast cancer / TSC	576	-17	549	6	1 125	-8	-7

Galvus	Cardio-Metabolic	Diabetes			895	7	895	6	7

Diovan/Co–Diovan	Established Medicines	Hypertension	110	-47	706	-7	816	-18	-15

Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	508	nm	229	nm	737	nm	nm

Exjade/Jadenu	Oncology	Chronic iron overload	341	27	378	-3	719	7	9

Exforge	Established Medicines	Hypertension	5	-91	684	-4	689	-14	-10

Xolair[2]	Respiratory	Asthma			619	15	619	11	15

Votrient	Oncology	Renal cell carcinoma	264	nm	273	nm	537	nm	nm

Tafinlar/Mekinist	Oncology	Melanoma	222	nm	272	nm	494	nm	nm

Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	154	2	304	-7	458	-5	-4

Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	220	nm	237	nm	457	nm	nm

Jakavi	Oncology	Myelofibrosis			419	47	419	44	47

Voltaren/Cataflam	Established Medicines	Inflammation/pain			389	-3	389	-7	-3

Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	30	-14	359	-8	389	-9	-8

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	64	-78	266	-9	330	-44	-44

Top 20 products total			5 860	-8	11 973	7	17 833	0	2

Rest of portfolio			2 241	-9	4 215	-4	6 456	-8	-5

Total Division sales			8 101	-9	16 188	4	24 289	-2	0

[1] Formerly named the Pharmaceuticals Division.
[2] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology).
nm = not meaningful

Innovative Medicines1 net sales by business franchise – Third quarter

	Q3 2016	Q3 2015 restated [2]	% change	% change
	USD m	USD m	USD	cc

Oncology
Gleevec/Glivec	834	1 185	-30	-30

Tasigna	441	416	6	8

Subtotal Bcr-Abl portfolio	1 275	1 601	-20	-20

Sandostatin	413	419	-1	0

Afinitor/Votubia	393	414	-5	-5

Exjade/Jadenu	242	213	14	14

Votrient	183	167	10	9

Tafinlar/Mekinist	172	135	27	29

Promacta/Revolade	168	117	44	44

Jakavi	149	103	45	47

Zykadia	21	21	0	-4

Other	219	259	-15	-15

Total Oncology business unit	3 235	3 449	-6	-6

Ophthalmology
Lucentis	456	485	-6	-4

Travoprost Group	151	161	-6	-8

Topical Olopatadine Group	81	77	5	3

Systane Group	96	92	4	7

Other	586	558	5	5

Total Ophthalmology	1 370	1 373	0	0

Neuroscience
Gilenya	790	696	14	15

Exelon/Exelon Patch	104	152	-32	-33

Other	30	41	-27	-28

Total Neuroscience	924	889	4	5

Immunology and Dermatology
Cosentyx	301	88	nm	nm

Neoral/Sandimmun(e)	130	135	-4	-5

Zortress/Certican	101	85	19	18

Myfortic	97	127	-24	-19

Ilaris	73	57	28	29

Other	41	41	0	11

Subtotal Immunology and Dermatology excluding Everolimus stent drug	743	533	39	41

Everolimus stent drug	27	26	4	-2

Total Immunology and Dermatology	770	559	38	39

Respiratory
Ultibro Breezhaler	95	66	44	38

Seebri Breezhaler	37	38	-3	-2

Onbrez Breezhaler/Arcapta Neohaler	37	38	-3	3

Subtotal COPD[3] portfolio	169	142	19	18

Xolair[4]	215	184	17	19

Other	6	2	200	226

Total Respiratory	390	328	19	20

Cardio-Metabolic
Galvus	306	281	9	6

Entresto	53	16	nm	nm

Other	4	0	nm	nm

Total Cardio-Metabolic	363	297	22	19

Established Medicines
Diovan/Co-Diovan	261	287	-9	-8

Exforge	232	245	-5	-5

Voltaren/Cataflam	131	148	-11	-10

Ritalin/Focalin	62	75	-17	-17

Other	435	604	-28	-31

Total Established Medicines	1 121	1 359	-18	-18

Total Pharmaceuticals business unit	4 938	4 805	3	3

Total Division net sales	8 173	8 254	-1	-1

Of which Growth products[5]	3 772	3 142	20	21

Of which rest of portfolio	4 401	5 112	-14	-14

[1] Formerly named the Pharmaceuticals Division.
[1] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[3] Chronic Obstructive Pulmonary Disease
[4] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology).
[5] Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity until at least 2020 in key markets.

nm = not meaningful

Innovative Medicines1 net sales by business franchise – Nine months to September 30

	9M 2016	9M 2015 restated [2]	% change	% change
	USD m	USD m	USD	cc

Oncology
Gleevec/Glivec	2 559	3 439	-26	-25

Tasigna	1 281	1 200	7	10

Subtotal Bcr-Abl portfolio	3 840	4 639	-17	-16

Sandostatin	1 238	1 217	2	4

Afinitor/Votubia	1 125	1 225	-8	-7

Exjade/Jadenu	719	669	7	9

Votrient	537	389	nm	nm

Tafinlar/Mekinist	494	306	nm	nm

Promacta/Revolade	457	269	nm	nm

Jakavi	419	291	44	47

Zykadia	69	55	25	25

Other	685	725	-6	-4

Total Oncology business unit	9 583	9 785	-2	0

Ophthalmology
Lucentis	1 383	1 561	-11	-8

Travoprost Group	458	481	-5	-4

Topical Olopatadine Group	280	386	-27	-27

Systane Group	277	289	-4	0

Other	1 746	1 815	-4	-2

Total Ophthalmology	4 144	4 532	-9	-6

Neuroscience
Gilenya	2 299	2 034	13	15

Exelon/Exelon Patch	330	593	-44	-44

Other	94	111	-15	-15

Total Neuroscience	2 723	2 738	-1	1

Immunology and Dermatology
Cosentyx	737	140	nm	nm

Neoral/Sandimmun(e)	389	426	-9	-8

Zortress/Certican	294	246	20	22

Myfortic	292	326	-10	-4

Ilaris	208	173	20	22

Other	126	122	3	6

Subtotal Immunology and Dermatology excluding Everolimus stent drug	2 046	1 433	43	45

Everolimus stent drug	78	76	3	2

Total Immunology and Dermatology	2 124	1 509	41	43

Respiratory
Ultibro Breezhaler	273	184	48	46

Seebri Breezhaler	111	113	-2	1

Onbrez Breezhaler/Arcapta Neohaler	107	128	-16	-11

Subtotal COPD[3] portfolio	491	425	16	17

Xolair[4]	619	558	11	15

Other	23	28	-18	-4

Total Respiratory	1 133	1 011	12	15

Cardio-Metabolic
Galvus	895	846	6	7

Entresto	102	16	nm	nm

Other	10	0	nm	nm

Total Cardio-Metabolic	1 007	862	17	18

Established Medicines
Diovan/Co-Diovan	816	992	-18	-15

Exforge	689	798	-14	-10

Voltaren/Cataflam	389	418	-7	-3

Ritalin/Focalin	209	285	-27	-25

Other	1 472	1 917	-23	-21

Total Established Medicines	3 575	4 410	-19	-16

Total Pharmaceuticals business unit	14 706	15 062	-2	0

Total Division net sales	24 289	24 847	-2	0

Of which Growth products[5]	10 846	8 852	23	25

Of which rest of portfolio	13 443	15 995	-16	-14

[1] Formerly named the Pharmaceuticals Division.
[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[3] Chronic Obstructive Pulmonary Disease
[4] Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology).
[5] Growth products are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity until at least 2020 in key markets.

nm = not meaningful

Net sales by region1 – Third quarter

	Q3 2016	Q3 2015 restated	% change		Q3 2016	Q3 2015 restated

	USD m	USD m	USD	cc	% of total	% of total

Innovative Medicines[2,3]

Europe	2 797	2 676	5	6	34	32

US	2 710	3 034	-11	-11	33	37

Asia/Africa/Australasia	1 929	1 777	9	4	24	22

Canada and Latin America	737	767	-4	3	9	9

Total	8 173	8 254	-1	-1	100	100

Of which in Established Markets	6 102	6 271	-3	-4	75	76

Of which in Emerging Growth Markets	2 071	1 983	4	9	25	24

Sandoz[2]

Europe	1 087	1 052	3	4	43	41

US	917	958	-4	-4	36	38

Asia/Africa/Australasia	341	370	-8	-8	14	15

Canada and Latin America	172	162	6	8	7	6

Total	2 517	2 542	-1	-1	100	100

Of which in Established Markets	1 894	1 900	0	-1	75	75

Of which in Emerging Growth Markets	623	642	-3	-1	25	25

Alcon[2]

Europe	352	362	-3	-1	25	25

US	628	660	-5	-5	44	45

Asia/Africa/Australasia	333	317	5	-2	23	22

Canada and Latin America	123	130	-5	-2	8	8

Total	1 436	1 469	-2	-3	100	100

Of which in Established Markets	1 138	1 158	-2	-3	79	79

Of which in Emerging Growth Markets	298	311	-4	-2	21	21

Continuing operations

Europe	4 236	4 090	4	5	35	33

US	4 255	4 652	-9	-9	35	38

Asia/Africa/Australasia	2 603	2 464	6	1	21	20

Canada and Latin America	1 032	1 059	-3	3	9	9

Total continuing operations	12 126	12 265	-1	-1	100	100

Of which in Established Markets	9 134	9 329	-2	-3	75	76

Of which in Emerging Growth Markets	2 992	2 936	2	6	25	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[3] Formerly named the Pharmaceuticals Division.

Net sales by region1 – Nine months to September 30

	9M 2016	9M 2015 restated	% change		9M 2016	9M 2015 restated

	USD m	USD m	USD	cc	% of total	% of total

Innovative Medicines[2,3]

Europe	8 385	7 895	6	8	35	32

US	8 101	8 861	-9	-9	33	36

Asia/Africa/Australasia	5 736	5 651	2	1	24	23

Canada and Latin America	2 067	2 440	-15	1	8	9

Total	24 289	24 847	-2	0	100	100

Of which in Established Markets	18 231	18 570	-2	-2	75	75

Of which in Emerging Growth Markets	6 058	6 277	-3	6	25	25

Sandoz[2]

Europe	3 241	3 190	2	4	43	42

US	2 747	2 728	1	1	36	36

Asia/Africa/Australasia	1 054	1 101	-4	-2	14	15

Canada and Latin America	497	497	0	10	7	7

Total	7 539	7 516	0	2	100	100

Of which in Established Markets	5 639	5 523	2	2	75	73

Of which in Emerging Growth Markets	1 900	1 993	-5	2	25	27

Alcon[2]

Europe	1 130	1 153	-2	0	26	25

US	1 889	1 944	-3	-3	43	43

Asia/Africa/Australasia	995	1 044	-5	-7	23	23

Canada and Latin America	354	390	-9	6	8	9

Total	4 368	4 531	-4	-2	100	100

Of which in Established Markets	3 479	3 520	-1	-2	80	78

Of which in Emerging Growth Markets	889	1 011	-12	-3	20	22

Continuing operations

Europe	12 756	12 238	4	6	35	33

US	12 737	13 533	-6	-6	35	37

Asia/Africa/Australasia	7 785	7 796	0	-1	22	21

Canada and Latin America	2 918	3 327	-12	3	8	9

Total continuing operations	36 196	36 894	-2	0	100	100

Of which in Established Markets	27 349	27 613	-1	-1	76	75

Of which in Emerging Growth Markets	8 847	9 281	-5	4	24	25

[1] Net sales from operations by location of third party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.
[3] Formerly named the Pharmaceuticals Division.

Principal currency translation rates

Third quarter

	Average rates Q3 2016	Average rates Q3 2015	Period-end rates Sep 30, 2016	Period-end rates Sep 30, 2015

1 CHF	1.025	1.037	1.035	1.026

1 CNY	0.150	0.159	0.150	0.157

1 EUR	1.116	1.112	1.121	1.122

1 GBP	1.314	1.550	1.295	1.514

100 JPY	0.976	0.818	0.991	0.833

100 RUB	1.548	1.587	1.577	1.529

Nine months to September 30

	Average rates 9M 2016	Average rates 9M 2015	Period-end rates Sep 30, 2016	Period-end rates Sep 30, 2015

1 CHF	1.020	1.050	1.035	1.026

1 CNY	0.152	0.160	0.150	0.157

1 EUR	1.116	1.115	1.121	1.122

1 GBP	1.393	1.533	1.295	1.514

100 JPY	0.923	0.827	0.991	0.833

100 RUB	1.468	1.693	1.577	1.529

Income from associated companies

(USD millions)	Q3 2016	Q3 2015	9M 2016	9M 2015

Share of estimated Roche reported results	162	160	522	528

Prior-year adjustment			-68	-157

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-37	-37	-110	-113

Net income effect from Roche Holding AG	125	123	344	258

Share of estimated GSK Consumer Healthcare Holdings Ltd. reported results	95	-3	229	-3

Prior-year adjustment			-22

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-4		-9

Net income effect from GlaxoSmithKline Consumer Healthcare Holdings Ltd.	91	-3	198	-3

Others	1		5	1

Income from associated companies related to continuing operations	217	120	547	256

Core income from associated companies

(USD millions)	Q3 2016	Q3 2015	9M 2016	9M 2015

Income from associated companies related to continuing operations	217	120	547	256

Share of estimated Roche core adjustments	79	72	187	183

Roche prior year adjustment			36	136

Share of estimated GSK Consumer Healthcare Holdings Ltd. core adjustments	-1	88	69	163

GSK Consumer Healthcare Holdings Ltd. prior year adjustment			15

Core income from associated companies related to continuing operations	295	280	854	738

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “growth products,” “potential,” “on track,” “growth investments,” “launches,” “pipeline,” “Breakthrough Therapy,” “guidance,” “continuing,” “growth plan,” “progress,” “growth drivers,” “expected,” “innovation,” “outlook,” “invest for the future,” “priorities,” “plans,” “focus,” “launch,” “ongoing,” “accelerate,” “planning,” “progressing,” “promise,” “continues,” “drive,” “strategy,” “being addressed,” “in progress,” “pending,” “will,” “priority,” “target,” “aims,” “long-term,” “would,” “recommendation,” “planned,” “submitted,” “launched,” “Priority Review,” “investigating,” “growing,” “later this year,” “initiatives,” “contingent,” “underway,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding any potential financial or other impact on Novartis or any of our divisions of the strategic actions announced in January 2016 to focus our divisions, integrate certain functions and leverage our scale; or regarding any potential financial or other impact on Novartis from the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division; or regarding any potential financial or other impact on Novartis as a result of the creation and operation of NBS, our centralized Technical Operations organization, or GDD; or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division, the strategic actions announced in January 2016, the creation and operation of NBS, our centralized Technical Operations organization, or GDD, or the transactions with GSK, Lilly and CSL. Nor can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division, the strategic actions announced in January 2016, the creation and operation of NBS, our centralized Technical Operations organization, and GDD, or the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and continues this year; unexpected safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing pressures, in particular from increased publicity on pharmaceuticals pricing; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including the continued increases in value of the US dollar, our reporting currency, against a number of currencies; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Seretide® is a registered trademark of GlaxoSmithKline Ltd. Enbrel® is a registered trademark of Amgen Inc. Jakafi® is a registered trademark of Incyte Corporation. Stelara® and Remicade® are registered trademarks of Janssen Biotech, Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
January 25, 2017	Fourth quarter and full year results 2016, including R&D Update, Basel, Switzerland, with live video webcast
February 28, 2017	Annual General Meeting
April 25, 2017	First quarter results 2017
May 30-31, 2017	Meet Novartis Management investor event in Boston, MA
July 18, 2017	Second quarter results 2017
October 24, 2017	Third quarter results 2017